NIPPON STEEL CORPORATION

General Administration Division

6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-71, Japan

02 JAN 25 AM 8:38

December 27, 2001

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

02002674

SUPPL

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Michael M. Maney, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, (telephone: 212-558-4000; facsimile: 212-558-3588).

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager
General Administration Division

dlw 1/28

TOKYO:20746.2

(Enclosures)

cc: Michael M. Maney, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex A

Tab A: Documents Sent to Shareholders of NSC

1	Semi-Annual Business Report: April 1, 2001 to September 30, 2001	December 7, 2001

Tab B: Documents Submitted to Japanese Stock Exchanges Listing NSC Shares

1	Brief Statement of the Consolidated Interim-Term Closing of Accounts for the March 2002 Term (April 1, 2001 to September 30, 2001)	November 21, 2001

Tab C: Press Releases

1	Press releases issued in the period July 12, 2001 to present	July12, 2001 - present

82-5175

(A)

(1)

Semi-Annual Business Report for April to September 2001

Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan
Phone: 81-3-3242-4111

To Our Shareholders

We hereby report the review of operations for the first half of fiscal 2001.

1. Operating Environment Surrounding Nippon Steel

During the first half of fiscal year 2001 (six-month period starting from April 1 and ending on September 30, 2001), the Japanese economy was marked by sluggish consumer spending and a retrenchment in public sector expenditure, plus a substantial decline in private capital investment, all these causing business activities suddenly to take a turn for the worse.

In the Japanese steel industry, too, domestic steel demand from the construction and other industries declined steeply, and exports met a harsh sales environment due to the effects of the deceleration of the U.S. economy and other factors. National crude steel production totaled 52.20 million tons in the first half of fiscal 2001, 1.46 million tons below the level of the corresponding period of the year before. The far larger-than-expected dip in steel demand led to a high level of steel product inventories and eventually to a sharp downturn in sales prices in the domestic and foreign markets alike.

2. Business Review

(1) Operating Endeavors in Harsh Business Environment

In order to raise steel prices, Nippon Steel pursued fine-tuned production and shipments in light of the sharp decline in steel demand. As a result, Nippon Steel's crude steel production in the first half of fiscal 2001 was one million tons lower than the year-earlier corresponding period, reaching 13.27 million tons.

In this environment, Nippon Steel and its group companies combined their managerial efforts to enhance profitability through the adoption of new programs and advanced implementation of as many of the programs as possible.

Among major topics in overseas business operations were the Strategic Alliance Agreements concluded with leading steelmakers abroad, including Pohang Iron & Steel Co., Ltd. (POSCO) of Korea and USINOR of France. Under the agreement with POSCO, Nippon Steel has already embarked on specific joint activities in such fields as technological development, procurement of raw materials, machinery and other materials, and IT. Meanwhile, study is already underway with USINOR concerning cooperative projects in the area of automotive steel sheets, including licensing arrangements regarding technologies already possessed associated with high-grade products and joint R&D endeavors, and cooperation in other areas.

In the engineering and construction sector, aggressive business developments are underway in such priority areas as environment and energy. As for the environment field, Nippon Steel is now enhancing its advance into the environmental solution business as a new business opportunity in response to growing needs for resources recycling and environment restoration. In the area of energy, stepped-up business operations are being promoted in natural gas-related projects and the like.

With the aim of further solidifying its business foundation and offering more sophisticated client services, Nippon Steel is pushing ahead in the system solutions sector (formerly, the electronics and information systems sector) and the urban development sector with the integration of the operations of its divisions and wholly-owned subsidiaries. Namely, the Electronics & Information Systems (EI) Division of Nippon Steel and Nippon Steel Information & Communication Systems Inc.

(ENICOM), a 100% subsidiary of Nippon Steel, were integrated on schedule in April 2001 into a new company, NS Solutions Corporation, and the Urban Development Division and Nippon Steel City Produce, Inc. will be integrated in April 2002.

In the electricity supply business, Nippon Steel's Muroran Works started the wholesale supply of 100,000 kW to Hokkaido Electric Power Co., Inc. in October 2001, following similar moves by Yawata Works, Hirohata Works and Kamaishi Works. Nippon Steel is also taking every opportunity to do business in the retail supply of electricity and the supply of LNG.

(2) Operating Revenues

Nippon Steel's non-consolidated results for the first half of fiscal 2001 was largely affected by such movements in the steelmaking and steel fabrication sector as the softening of steel market prices and the declines in steel production and shipments. Sales totaled ¥784.7 billion (down ¥57.1 billion from the corresponding term of a year earlier), operating profit amounted to ¥19.4 billion (down ¥29.2 billion) and ordinary profit came to ¥1.7 billion (down ¥27.6 billion). While registering a special loss of ¥0.2 billion, non-consolidated net income after taxes for the first half of fiscal 2001 was ¥1.4 billion (the corresponding term of a year earlier: loss of ¥10.2 billion).

Under these circumstances, Nippon Steel decided not to pay mid-term dividends for the first half of fiscal 2001.

Nippon Steel's consolidated results for the first half of fiscal 2001 showed sales totaling ¥1,208.5 billion (down ¥51.9 billion from the corresponding term of the year before), operating profit amounting to ¥32.6 billion (down ¥30.3 billion) and ordinary profit of ¥8.6 billion (down ¥27.8 billion). The consolidated net income for the first half of fiscal 2001 was ¥0.5 billion (loss of ¥6.4 billion in the corresponding term of the year before).

3. Future Outlook

As the Japanese government revised its anticipated annual rate of growth downward to minus growth in its forecast for Japan's economy for fiscal 2001, it is increasingly feared that the latter half of the year will see a further fall in business activity. Domestic steel demand from both the construction and manufacturing industries is expected to remain stagnant. In steel markets overseas, it is anticipated that a further slowdown in economic activity in most countries will entail considerable time for steel inventory adjustments on a global scale. Another apprehension today is that trade issues may become more serious.

Nippon Steel will continue its fine-tuned steel production and shipments in light of demand trends, with priority given to the increase of steel sales prices, and strive to secure sales on a stable basis. At the same time, Nippon Steel intends to direct its company-wide efforts toward further strengthening of the profitability of its businesses.

The non-consolidated operating results estimated for fiscal 2001 are: sales ¥1,680 billion (previous fiscal year: ¥1,848.7 billion), operating profit ¥60 billion (¥117.4 billion), ordinary profit ¥20 billion (¥78.7 billion) and net income ¥10 billion (¥18.3 billion); and on a consolidated basis, sales ¥2,600 billion (previous fiscal year: ¥2,750.4 billion), operating profit ¥105 billion (¥162.6 billion), ordinary profit ¥43 billion (¥111.3 billion) and net income ¥13 billion (¥26.4 billion). However, in light of growing concerns about the aftermath of the September attacks in the United States and other emerging concerns, it is difficult for Nippon Steel to forecast the operating results for fiscal 2001 under the current operating climate.

We would like to take this opportunity to ask for the continued support and favor of our shareholders in these trying times.

Takashi Imai
Representative Director and
Chairman of the Board of
Directors

Akira Chihaya
Representative Director and
President

December 7, 2001

Notice on Partial Amendment in the Articles of Incorporation

In accordance with the enforcement on October 1, 2001 of the "Law of Revision to Commercial Codes and Others (Law No. 79 of 2001)" which involves among others the abolishment of par value share and unit share systems and establishment of the lot share system, the Articles of Incorporation of Nippon Steel Corporation were partially amended effective October 1, 2001 as shown below.

Before amendment	After amendment
Article 6. The par value of each share having par value to be issued by the Company shall be fifty yen (¥50).	Article 6. Deleted.
Article 7. The number of shares constituting one (1) unit of share of the Company shall be one thousand (1000) shares.	Article 7. One thousand (1,000) shares shall constitute one (1) **lot** of shares ***(tangenkabu)*** of the Company. **The Company shall not issue share certificates with respect to less than one (1) lot shares of the Company (hereinafter referred to as "Less Than One Lot Shares").**
Article 8. (The foregoing statements are omitted) the purchase by the Company of shares less than one (1) unit and any other matters relating to shares shall be handled solely by the transfer agent.	Article 8. (The foregoing statements are omitted) the purchase by the Company of **Less Than One Lot Shares** and any other matters relating to shares shall be handled solely by the transfer agent.
Article 10. (The foregoing statements are omitted) the purchase by the Company of shares less than one (1) unit, the charges and any other matters relating to shares shall be governed by the Rules Relating to Shares prescribed by the Board of Directors, in addition to the Articles of Incorporation.	Article 10. (The foregoing statements are omitted) the purchase by the Company of **Less Than One Lot Shares**, the charges and any other matters relating to shares shall be governed by the Rules Relating to Shares prescribed by the Board of Directors, in addition to the Articles of Incorporation.

Operation Highlights

Page 3	Page 4
One year has passed since the conclusion of a Strategic Alliance Agreement between Pohang Iron & Steel Co., Ltd. (POSCO) of Korea and Nippon Steel. The two companies are making steady efforts in structuring close cooperative relations in such fields as technological development, procurement of raw materials, machinery and other materials, and IT. (photo) • Nippon Steel President Akira Chihaya (left) and POSCO Chairman Sang-Boo Yoo (right) • Steering Committee attended by both companies	In plant and machinery, Nippon Steel offers worldwide total engineering from planning and design to installation and operation in diverse fields — iron- and steelmaking plants, factory automation and distribution engineering, welded steel structures, rolls and castings. (photo) • Continuous galvanizing line at ERDEMIR of Turkey
Nippon Steel concluded a Global Strategic Alliance Agreement with USINOR of France in January this year. The two companies have embarked on discussions on concrete cooperative projects in the field of automobile steel sheets and others. (photo) • Nippon Steel President Akira Chihaya (left) and USINOR Chairman Francis Mer (right) at the signing ceremony in Paris	In civil engineering and marine construction, Nippon Steel undertakes diverse operations in such fields as bridges, offshore civil engineering and undersea pipelines by the maximum use of advanced steel application and civil engineering technologies. In doing so, it contributes toward land and resource development while protecting nature not only in Japan but also abroad. (photo) • The Suez Canal bridge in Egypt
Super Dyma — highly corrosion-resistant galvanized sheet — offers wide-ranging applications from housing structural members and civil engineering materials to electric appliance parts. Its high performance is attracting much attention. (photo) • Super Dyma (a full-page advertisement in *Nihon Keizai Shimbun*)	In urban development, Nippon Steel is promoting the sale of condominiums mainly in the Tokyo metropolitan area together with the development of company-owned idle lands. The company will integrate the operations of its Urban Development Division and its 100% subsidiary Nippon Steel City Produce, Inc. in April 2002. (photo) • Condominium under the new brand-name "Livio"

Page 5	Page 6
In new materials, some Nippon Steel's products occupy top market shares in such advanced material fields as semiconductors components, carbon fibers and composite materials, stainless steel foil products and fine ceramics. In April this year, micro-ball bumping trial manufacture services started. Micro-ball bumping is seen as the next-generation semiconductor bonding technology. (photo) • Example of bumping on 8-inch wafer • Micrograph of micro-ball bumping	In electric power supply business, Muroran Works started wholesale supply to an electric power company in October this year, following Hirohata, Yawata and Kamaishi Works. (photo) • IPP power plant at Muroran Works
In the titanium sector, Nippon Steel has established its position as one of the top suppliers of rolled titanium products through timely responses to emerging demands in addition to the demands from conventional markets — chemical plants, power plants, construction materials, consumer goods, etc. (photo) • Titanium-roofed Oita Stadium "Big Eye", completed in March this year	Nippon Steel put into operation in October 2000 waste plastic recycling facilities, in which home waste plastics are regenerated at coke ovens to become usable resources. (photo) • Plastic recycling facility
In system solutions, the operations of Nippon Steel's Electronics & Information Systems Division and its 100% subsidiary Nippon Steel Information & Communication Systems Inc. were integrated in April this year to become NS Solutions Corporation. The new company plans to have itself listed on the stock exchange in the near future. (photo) • The logo of NS Solutions Corporation • Office of NS Solutions Corporation	Nippon Steel renovated its website entirely in June this year and published the Nippon Steel Environmental Report 2001 in September, aggressively promoting investor relations (IR) and environmental relations (ER) activities. (photo) • Nippon Steel website: http.//www.nsc.co.jp • Nippon Steel Environmental Report 2001 (English version on website)

Shareholder Reference Information

Closing date of accounts: March 31

Annual general meeting of shareholders: Late June

Record date: The shareholders who should exert the rights of shareholders at the annual general meeting of shareholders shall be those registered as such with voting rights in the final register of shareholders as of March 31 every year.

Stock transfer

Transfer agent: The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574
TEL: 03-5232-3331

Section in charge: Transfer Agent Division, the Chuo Mitsui Trust & Banking Co., Ltd.
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063
TEL: 03-3323-7111

Service offices: Branches of the Chuo Mitsui Trust & Banking Co., Ltd.
Head office, branches and subbranch offices of Japan Securities Agents, Ltd.

Fee

Transfer fee: Free of charge

New certificate issuance fee: ¥200 per share certificate plus the incidental consumption tax. Free of charge in the event of consolidation of shares and where the space overleaf (to write stock transfer related matters) is completely filled.

Media of public notice: *Nihon Keizai Shimbun* (daily newspaper)

NOTICE: Application forms necessary for notification of change of address, request for registration of changes of shareholders and request for purchase of share certificates less than one lot shares are available 24 hours from the transfer agent at toll-free number 0120-87-2031.

Brief Statement of the Consolidated Interim-Term Closing of Accounts for the March 2002 Term
(April 1 to September 30, 2001)

November 21, 2001

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo, Japan
Contact: Hiroshi Matsui, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: November 21, 2001
Application of U.S. Accounting Principles: No

1. Consolidated Performance for the September 2001 Interim Term (April 1, 2001 to September 30, 2001)

(1) Consolidated Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
September 2001 interim term	1,208,581	(4.1)	32,646	(48.2)	8,630	(76.4)
September 2000 interim term	1,260,511		63,042		36,506	
March 2001 fiscal term	2,750,418		162,644		111,374	

	(Interim) net income		(Interim) net income per share	Fully diluted (interim) net income per share
	¥ Million	(%)	¥	¥
September 2001 interim term	520	—	0.08	—
September 2000 interim term	(6,436)		(0.95)	—
March 2001 fiscal term	26,494		3.89	—

Notes:
1) Equity in net income of unconsolidated subsidiaries and affiliates:
September 2001 interim term: ¥(747) million
September 2000 interim term: ¥473 million
March 2001 term: ¥1,335million
2) Average number of shares outstanding during the term (consolidated)
September 2001 term: 6,806,976,767
September 2000 term: 6,806,973,773
March 2001 term: 6,806,974,368
3) Change in accounting method: No
4) Percentages for sales, operating profit, ordinary profit and interim net income show year-over-year changes.

(2) Consolidated Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2001 interim term	4,077,311	912,245	22.4	134.02
September 2000 interim term	4,299,527	948,838	22.1	139.39
March 2001 fiscal term	4,232,011	979,695	23.1	143.93

Note:
Total number of shares outstanding at the term-end (consolidated)
September 2001 term: 6,806,975,135
September 2000 term: 6,806,972,830
March 2001 term: 6,806,975,410

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Cash and cash equivalents at the end of the interim term
	¥ Million	¥ Million	¥ Million	¥ Million
September 2001 interim term	59,281	(78,030)	(6,207)	98,098
September 2000 interim term	66,093	(74,858)	(28,314)	136,291
March 2001 fiscal term	302,132	(163,313)	(193,686)	123,910

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 251
Number of non-consolidated subsidiaries accounted for by the equity method: 0
Number of affiliates accounted for by the equity method: 86

(5) Changes in the Scope of Consolidation and Application of the Equity Method

Consolidation (newly included): 2 (excluded): 7
Equity method (newly applied): 0 (excluded): 2

2. Forecast Consolidated Performance for the March 2002 Term (from April 1, 2001 to March 31, 2002)

	Sales	Ordinary profit	Net income
	¥ Million	¥ Million	¥ Million
March 2002 fiscal term (full year)	2,600,000	43,000	13,000

Reference: Forecast net income per share (full year): 1.91 yen

<Accompanying Materials>

1. Corporate Group

(1) Schematic Diagram of Business

Nippon Steel Group is comprised of the parent company Nippon Steel Corporation, 251 consolidated subsidiaries and 86 affiliates accounted for by the equity method. The Group's overall businesses are categorized into several industry segments: steelmaking and steel fabrication, engineering and construction, urban development, chemicals and nonferrous materials, system solutions, and other businesses (power supply, and services and others). The principal businesses and business relations of Nippon Steel and major subsidiaries and affiliates are outline below.

*Major consolidated subsidiaries


Steelmaking and steel fabrication (221 corporations including Nippon Steel Corporation)
Hokkai Iron & Coke Co., Ltd.
Osaka Steel Co., Ltd.
Nippon Steel Metal Product Co., Ltd.
Nittetsu Steel Pipe Co., Ltd.
Nippon Steel Logistics Co., Ltd.
Nippon Steel Shipping Co., Ltd.
Nippon Steel Welding Products & Engineering Co., Ltd.
Taiyo Steel Co., Ltd.
Nippon Steel Drum Co., Ltd.
Nippon Steel Blast Furnace Slag Cement Co., Ltd.
Nittetsu Cement Co., Ltd.
Nittetsu Elex Co., Ltd.
Nittetsu Column Co., Ltd.
Nippon Steel Transportation Co., Ltd.
Nippon Steel U.S.A., Inc.
Nippon Steel Australia Pty. Limited
Nippon Steel Development Canada Ltd.
Siam Nippon Steel Pipe Co., Ltd.
Daido Steel Sheet Corporation
Nichia Steel Works Ltd
Japan Casting & Forging Corp.
Krosaki Harima Corporation
Taihei Kogyo Co., Ltd.
Nittetsu Mining Co., Ltd.
Geostr Corporation
Daiwa Can Company
Seitetsu Unyu Co., Ltd.
Sanko Metal Industrial Co., Ltd.
Takasago Tekko K.K.
Suzuki Metal Industry Co., Ltd.
Sanyu Co., Ltd.
Kyushu Refractories Co., Ltd.
The Siam United Steel (1995) Company Limited
Sale and purchase of products, etc.
Processing, transportation and cargo handling of raw materials and products, etc., on consignment
Nippon Steel Corporation
Design, construction and management on consignment
Lease of real estate
Service and operational outsourcing
Sale and purchase of products, etc.
System development, maintenance and administration on consignment
Sale and purchase of products, etc.
Sale and purchase of products, etc.
Engineering and construction (11 corporations including Nippon Steel Corporation)
Urban development (24 corporations including Nippon Steel Corporation)
Sanbinas Takarazuka Co., Ltd.
Nippon Steel City Produce Inc.
Space World, Inc.*
Others
Chemicals and nonferrous materials (46 corporations including Nippon Steel Corporation)
Nippon Steel Chemical Co., Ltd.*
Yutaka Electric Mfg. Co., Ltd.*
Wacker NSCE Corporation
System solutions (15 corporations including Nippon Steel Corporation)
NS Solutions Corporation*
Others
<Other businesses>
Power supply (Nippon Steel Corporation)
Services and others (25 corporations)
Nittetsu Kagoshima Geothermal Co., Ltd.
Nittetsu Finance Co., Ltd.
Nippon Steel International Finance PLC
Nippon Steel Southeast Asia Pte. Ltd.
Nippon Steel Trading Co., Ltd.
Kyushu Oil Company limited
Tetra Co., Ltd.
Others

Note:
To adapt to the business operations being promoted, the segment name "Electronics & Information System" was changed to the "System Solutions" from the April-September 2001 term.

(2) Overview of Subsidiaries and Affiliates

a. The Overview of Subsidiaries and Affiliates published in the "Annual Securities Report 76th Term (from April 1, 2000 to March 31, 2001)" is the following. Changes in these subsidiaries and affiliates for the April-September 2001 period are described on page 21, b.

1) Major consolidated subsidiaries and affiliates accounted for by the equity method

[Major consolidated subsidiaries]

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Hokkai Iron & Coke Co., Ltd. (Muroran, Hokkaido)	9,255	Steelmaking and steel fabrication	80.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells iron ores, etc. to and purchases pig iron, etc. from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.
Osaka Steel Co., Ltd. (Taisho-ku, Osaka, Osaka)	8,769	Steelmaking and steel fabrication	60.9% (0.2%)	1) Directors' posts held (a) One director of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) of this subsidiary concurrently hold the positions of director(s) of other subsidiar(ies). 2) Transactions The Corporation purchases billets from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Metal Products Co., Ltd. (Koto-ku, Tokyo)	5,912	Steelmaking and steel fabrication	83.0% (0.1%)	1) Directors' posts held (a) One director of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Nittetsu Steel Pipe Co., Ltd. (Kawasaki-ku, Kawasaki, Kanagawa)	3,497	Steelmaking and steel fabrication	54.4% (2.5%)	1) Directors' posts held (a) One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells steel products and consigns the processing of pipes and tubes to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Logistics Co., Ltd. (Chuo-ku, Tokyo)	2,238	Steelmaking and steel fabrication	58.2% (3.2%)	1) Directors' posts held (a) One director of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Shipping Co., Ltd. (Chiyoda-ku, Tokyo)	2,227	Steelmaking and steel fabrication	76.0%	1) Directors' posts held (a) Three employees of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation consigns transportation of raw materials of steel, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Welding Products & Engineering Co., Ltd. (Narashino, Chiba)	2,200	Steelmaking and steel fabrication	68.2%	1) Directors' posts held (a) Two directors of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Taiyo Steel Co., Ltd. (Chuo-ku, Tokyo)	1,800	Steelmaking and steel fabrication	66.7%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Drum Co., Ltd. (Koto-ku, Tokyo)	1,654	Steelmaking and steel fabrication	55.4% (0.2%)	1) Directors' posts held (a) One employee of the Corporation holds the position of director of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Blast Furnace Slag Cement Co., Ltd. (Kokurakita-ku, Kitakyushu, Fukuoka)	1,500	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns the manufacturing of ground slag powder and sells it to this subsidiary. The Corporation purchases slag cement products from the subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Cement Co., Ltd. (Muroran, Hokkaido)	1,500	Steelmaking and steel fabrication	55.0%	1) Directors' posts held (a) One director of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells blast furnace slags as raw materials of cement to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Nittetsu Elex Co., Ltd. (Chuo-ku, Tokyo)	1,032	Steelmaking and steel fabrication	90.3%	1) Directors' posts held (a) One employee of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation consigns the design, maintenance and construction regarding electrical instrumentation apparatus to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Column Co., Ltd. (Naka-ku, Yokohama, Kanagawa)	900	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Transportation Co., Ltd. (Yawatahigashi-ku, Kitakyushu, Fukuoka)	500	Steelmaking and steel fabrication	86.4% (10.0%)	1) Directors' posts held (a) Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel U.S.A., Inc. (New York, New York, U.S.A.)	(US$ Million) 22	Steelmaking and steel fabrication	100.0%	1) Directors' posts held (a) One employee of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Nippon Steel Australia Pty. Limited (Sydney, New South Wales, Australia)	(A$Million) 21	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Development Canada Ltd. (Calgary, Alberta, Canada)	(C$Million) 10	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases coal from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Siam Nippon Steel Pipe Co., Ltd. (Bangkok, Thailand)	(Million Baht) 397	Steelmaking and steel fabrication	57.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.
Daido Steel Sheet Corporation (Amagasaki, Hyogo)	9,562	Steelmaking and steel fabrication	43.0%	1) Directors' posts held (a) One director of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Sanbinasu Takarazuka, Co., Ltd. (Takarazuka, Hyogo)	775	Urban development	100.0% (18.5%)	1) Directors' posts held (a) Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions None 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Nippon Steel Life Planning Co., Ltd. (Chuo-ku, Tokyo)	750	Urban development	100.0%	1) Directors' posts held (a) Two directors of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation rents real estates from and consigns facility management, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Space World, Inc. (Yawatahigashi-ku, Kitakyushu, Fukuoka)	2,000	Urban development	46.0% (5.0%) [5.0%]	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation purchases the right to use the theme park managed by this subsidiary as advertisement media. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans and commits to provide guarantee of loans for a part of the business funds of this subsidiary. The Corporation leases a part of its land to this subsidiary.
Nippon Steel Chemical Co., Ltd. (Shinagawa-ku, Tokyo)	40,966	Chemicals and nonferrous materials	67.8% (0.1%)	1) Directors' posts held (a) One director of the Corporation concurrently holds the position of director of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells coking coal, etc., to and purchases coke, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Yutaka Electric Mfg. Co., Ltd. (Nakahara-ku, Kawasaki, Kanagawa)	975	Chemicals and nonferrous materials	75.3%	1) Directors' posts held (a) Three employees of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation purchases power supply equipment, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation commits to provide guarantee of loans for a part of the business funds of this subsidiary.
Nippon Steel Information & Communication Systems Inc. (ENICOM) (Chuo-ku, Tokyo)	3,000	Electronics and information systems	100.0%	1) Directors' posts held (a) Two directors and two employees of the Corporation concurrently hold the positions of directors of this subsidiary. (b) Director(s) and employee(s) of this subsidiary concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation consigns development, maintenance and operation of computer systems, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Kagoshima Geothermal Co., Ltd. (Chuo-ku, Tokyo)	700	Services and others	70.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.
Nittetsu Finance Co., Ltd. (Chiyoda-ku, Tokyo)	550	Services and others	100.0%	1) Directors' posts held Six employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions This subsidiary finances other subsidiaries. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Nippon Steel International Finance PLC (London, U.K.)	(US$ Million) 10	Services and others	100.0%	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Southeast Asia Pte. Ltd. (Singapore)	(S$ Million) 16	Services and others	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

[Major affiliates accounted for by the equity method]

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Nichia Steel Works Ltd. (Amagasaki, Hyogo)	8,604	Steelmaking and steel fabrication	23.5%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Japan Casting & Forging Corp. (Chiyoda-ku, Tokyo)	6,000	Steelmaking and steel fabrication	42.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel scraps, etc. to and purchases steel forgings, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Krosaki Harima Corporation (Yawatanishi-ku, Kitakyushu, Fukuoka)	5,537	Steelmaking and steel fabrication	45.8%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Taihei Kogyo Co., Ltd. (Chuo-ku, Tokyo)	5,468	Steelmaking and steel fabrication	38.0% (2.3%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns construction and operation related to steel manufacturing to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Mining Co., Ltd. (Chiyoda-ku, Tokyo)	4,176	Steelmaking and steel fabrication	20.4%	1) Directors' posts held Director(s) of this affiliate concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation purchases limestone from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Geostr Corporation (Minato-ku, Tokyo)	3,352	Steelmaking and steel fabrication	27.6% (2.7%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. Subsidiar(ies) of the Corporation purchase concrete materials from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Daiwa Can Company (Chuo-ku, Tokyo)	2,400	Steelmaking and steel fabrication	33.3%	1) Directors' posts held None 2) Transactions The Corporation sells tinplate and tin-free steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Seitetsu Unyu Co., Ltd. (Kimitsu, Chiba)	2,000	Steelmaking and steel fabrication	30.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Sanko Metal Industrial Co., Ltd. (Minato-ku, Tokyo)	1,980	Steelmaking and steel fabrication	17.4% (1.5%)	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Takasago Tekko K.K. (Itabashi-ku, Tokyo)	1,504	Steelmaking and steel fabrication	19.4%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Suzuki Metal Industry Co., Ltd. (Chiyoda-ku, Tokyo)	1,200	Steelmaking and steel fabrication	22.2%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Sanyu Co., Ltd. (Hirakata, Osaka)	1,028	Steelmaking and steel fabrication	16.6% (1.4%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Kyushu Refractories Co., Ltd. (Bizen, Okayama)	754	Steelmaking and steel fabrication	15.2%	1) Directors' posts held None 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
The Siam United Steel (1995) Company Limited (Rayong, Thailand)	(Million Baht) 6,000	Steelmaking and steel fabrication	31.3%	1) Directors' posts held Three directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Guangzhou Pacific Tinplate Co., Ltd. (Guangzhou, China)	(US$ Million) 36	Steelmaking and steel fabrication	27.3%	1) Directors' posts held One director and two employees of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells cold-rolled steel sheets to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Wacker NSCE Corporation (Chuo-ku, Tokyo)	13,500	Chemicals and nonferrous materials	45.0%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation is consigned with the task of research and development by this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation commits to provide guarantee of loans for a part of the business funds of this affiliate.
Nippon Steel Trading Co., Ltd. (Koto-ku, Tokyo)	11,978	Services and others	49.6% (3.1%)	1) Directors' posts held (a) One director of the Corporation concurrently holds the position of director of this affiliate. (b) Director(s) and employee(s) of this affiliate concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation sells steel products, etc., to and purchases raw materials and fuels, etc. from this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name (Location)	Paid-in capital (¥ million)	Principal business	Voting right	Relationship with the Corporation
Kyushu Oil Company Limited (Chiyoda-ku, Tokyo)	6,300	Services and others	36.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation purchases heavy oil, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Tetra Co., Ltd. (Shinjuku-ku, Tokyo)	2,251	Services and others	23.8% (2.9%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation's subsidiar(ies) sell steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Notes:

1. The name of the relevant industry segment is stated in the "principal business" column.
2. Osaka Steel Co., Ltd., Nittetsu Steel Pipe Co., Ltd., Nippon Steel Logistics Co., Ltd., Nippon Steel Drum Co., Ltd., Daido Steel Sheet Corporation, Nippon Steel Chemical Co., Ltd., Nichia Steel Work Ltd., Krosaki Harima Corporation, Taihei Kogyo Co., Ltd., Nittetsu Mining Co., Ltd., Geostr Corporation, Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K., Suzuki Metal Industry Co., Ltd., Sanyu Co., Ltd., Kyushu Refractories Co., Ltd., Nippon Steel Trading Co., Ltd., and Tetra Co., Ltd., submit their own Annual and Semi-Annual Securities Reports.
3. Daido Steel Sheet Corporation and Space World, Inc., are categorized as subsidiaries because the Corporation substantially controls these companies although voting right of the Company is 50% or less.
4. Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K., Sanyu Co., Ltd., and Kyushu Refractories Co., Ltd., are categorized as affiliates because the Corporation has substantial influence on these companies although voting rights of the Corporation is below 20%.
5. Of the voting right percentage, indirect ownership is shown in parentheses (   ) and is inclusive of the indicated number. The figures in brackets [   ] indicate the percentage of shareholders who have close relationships with the Corporation or those who have agreed to the Corporation's control, and is exclusive of the indicated number.
6. "2) Transactions" under the "Relationship with the Company" column includes transactions through trading companies.
7. Space World, Inc.'s liabilities are currently in excess of assets, which has a material effect on the consolidated financial statements. The amount of excessive liabilities is ¥18,137 million as of March 31, 2001.
8. Consolidated subsidiaries other than those listed above numbers 227, and the affiliates to which the equity method was applied other than those listed above numbers 69. The names of these companies (consolidated subsidiaries and affiliates accounted for by the equity method) and locations (only for consolidated subsidiaries) are enumerated in "(2) Other consolidated subsidiaries and affiliates accounted for by the equity method" below.
9. Nippon Steel Life Planning Co., Ltd. was renamed Nippon Steel City Produce, Inc. on April 1, 2001.
10. Nippon Steel Information & Communication Systems Inc. was renamed Nippon Steel Solutions Corporation on April 1, 2001, after integrating businesses with the Company's Electronics and Information Systems Division.

2) **Other consolidated subsidiaries and affiliates accounted for by the equity method**

[Other consolidated subsidiaries]

Company name	Location	Company name	Location
Aibias Co., Ltd.	Muroran, Hokkaido	Stainless Hikari	Hikari, Yamaguchi
Ichi Raw Concrete	Kitahiyamacho, Setana-gun, Hokkaido	Snowkus	Kamiisocho, Kamiiso-gun, Hokkaido
Iwate Carton Co., Ltd.	Kamaishi, Iwate	Spina Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
A.S.A.	Funabashi, Chiba	Sekihoku Raw Concrete	Tomacho, Kamikawa-gun, Hokkaido
SA Carbon Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka	Taisei Raw Concrete	Taiseicho, Kuon-gun, Hokkaido
SK Oil Service	Tobata-ku, Kitakyushu, Fukuoka	Daido Kenzai Kogyo	Chuo-ku, Osaka, Osaka
SBC Techno Research Kyushu Corporation	Oita, Oita	Daido Tekki	Amagasaki, Hyogo
Enicom System Oita	Oita, Oita	Taihei Kigyo Co., Ltd.	Chuo-ku, Tokyo
Enicom System Osaka	Sakai, Osaka	Taiyo Techno Co., Ltd.	Chuo-ku, Tokyo
Enicom System Kansai	Himeji, Hyogo	Taiyo Build	Tsubata-cho, Kahoku-gun, Ishikawa
Enicom System Kimitsu	Kimitsu, Chiba	Taiyo Koki	Chuo-ku, Tokyo
Enicom System Chubu	Tokai, Aichi	Taiyo Steel Products	Chuo-ku, Tokyo
Enicom System Tokyo	Chuo-ku, Tokyo	Taiyo Trading	Chuo-ku, Tokyo
Enicom System Nishinihoon	Hakata-ku, Fukuoka, Fukuoka	Taiyo Metal	Chuo-ku, Tokyo
NH International	Chuo-ku, Tokyo	Taiyo Maintenance	Funabashi, Chiba
NS Accounting Service Co., Ltd.	Chiyoda-ku, Tokyo	Chukyo Seisen Co., Ltd.	Nishiharu-cho, Nishikasugai-gun, Aichi
NS Construction	Chiyoda-ku, Tokyo	Chyubu Kosan	Tahara-cho, Atsumi-gun, Aichi
Nippon Steel Resource Net	Chiyoda-ku, Tokyo	Tsurumi Steel Tube Co., Ltd.	Iwaki, Fukushima
NCI Systems Integration, Inc.	Nakano-ku, Tokyo	Tyest Life	Chiyoda-ku, Tokyo
NCE Co., Ltd.	Koto-ku, Tokyo	Tetu Buil Co., Ltd.	Sakai, Osaka
ND Kigyo	Koto-ku, Tokyo	Teletech Mediapark	Minato-ku, Tokyo
Area Service Inc.	Yawatahigasi-ku, Kitakyushu, Fukuoka	Tokai Color Co., Ltd.	Wakamatsu-ku, Kitakyushu, Fukuoka
Elex Setsubi Service	Yawatanishi-ku, Kitakyushu, Fukuoka	Tokai Co-operative Power Company Inc.	Tokai, Aichi
Oita Setsubi Sekkei	Oita, Oita	Tokai Technoresearch Corporation	Tokai, Aichi
Osaka Shinunyu Co., Ltd.	Nishinari-ku, Osaka, Osaka	Tokyo Nichiun	Chuo-ku, Tokyo
Osaka Bussan Trading Co., Ltd.	Chuo-ku, Osaka, Osaka	Toto Engi	Yodogawa-ku, Osaka, Osaka
Oshima Jidosha Kogyo	Yakumocho, Yamakoshi-gun, Hokkaido	Tohto Kasei Co., Ltd.	Chuo-ku, Tokyo
Oshima Sogyo	Yakumocho, Yamakoshi-gun, Hokkaido	Tobutsu Rikuun Co., Ltd.	Kamaishi, Iwate
Kamogawa Kogyo	Mobara, Chiba	Nippon Steel Information & Communication Systems in Tohoku	Aoba-ku, Sendai, Miyagi
Kankyo Engineering Co., Ltd.	Chiyoda-ku, Tokyo	Tomei Pipe Co., Ltd.	Nakamura-ku, Nagoya, Aichi
Kankyo Gijyutsu Consultant	Kimitsu, Chiba	Toyo Shipping	Chuo-ku, Tokyo

Kansai Tekkou Center	Konohana-ku, Osaka, Osaka	Toyohashi Koun Co., Ltd.	Toyohashi, Aichi
Kantou Nichiun Co., Ltd.	Akaboricho, Sanami-gun, Gunma	Toyohara Raw Concrete	Kamiiso-cho, Kamiiso-gun, Hokkaido
Kimitsu Steel Pipe Galvanizing Co., Ltd.	Chiyoda-ku, Tokyo	Nagoya Esment Co., Ltd.	Tokai, Aichi
Kyushu Gas Center	Tobata-ku, Kitakyushu, Fukuoka	NEEC System Technology	Chuo-ku, Tokyo
Kyushu Technoresearch Corporation	Tobata-ku, Kitakyushu, Fukuoka	Nishikawa Raw Concrete	Nishikawa-cho, Nishimurayama-gun, Yamagata
Kyusyu Electrical Steel Services Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka	Saikou Butsuryu	Uto, Kumamoto
K.T.C.	Konohana-ku, Osaka, Osaka	Nichiun Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Chemirite, Ltd.	Chuo-ku, Tokyo	Nichiun Service Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Koei Sangyo	Himeji, Hyogo	Nichibutsu Service	Himeji, Hyogo
Konan Corporation	Konan, Aichi	Nichiyoko Tech Service	Narashino, Chiba
Sakako Corporation	Sakaide, Kagawa	Nikkan Seizo Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa
Satsukon Unyu	Higashi-ku, Sapporo, Hokkaido	Nikkan Business	Kawasaki-ku, Kawasaki, Kanagawa
Sanvilla	Yawatahigasi-ku, Kitakyushu, Fukuoka	Nikken Service Co., Ltd.	Koto-ku, Tokyo
Sankyou Kensetsu	Chiyoda-ku, Tokyo	Nikken Birukon Co., Ltd.	Koto-ku, Tokyo
Sanbinas Tachikawa	Tachikawa, Tokyo	Nikken Fence Industrial Co., Ltd.	Taito-ku, Tokyo
Sankyo Drum Industrial	Kurashiki, Okayama	Nikken Plant	Chuo-ku, Tokyo
Sunrest	Tobata-ku, Kitakyushu, Fukuoka	Nikken Metal Co., Ltd.	Chuo-ku, Tokyo
Seaside Spa	Yawatahigasi-ku, Kitakyushu, Fukuoka	Nikko System	Chuo-ku, Tokyo
Nippon Steel Chemical Carbon Co., Ltd.	Chuo-ku, Tokyo	Nittai Corporation	Noda, Chiba
Shinnikka Environmental Engineering Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka	Nittech Research Corporation	Himeji, Hyogo
NSCC Trading Co., Ltd.	Shinagawa-ku, Tokyo	Nittetsu Unyu Systems	Yawatahigasi-ku, Kitakyushu, Fukuoka
NSCC Techno- Carbon Co., Ltd.	Ohsato-cho, Kurokawa-gun, Miyagi	Nittetsu Unyu Soko	Tobata-ku, Kitakyushu, Fukuoka
NSCC Polymer Co., Ltd.	Yachiyo, Chiba	Nippon Steel Engineering Osaka Co., Ltd.	Sakai, Osaka
Nippon Steel Chemical Rock Wool Co., Ltd.	Shinagawa-ku, Tokyo	Nittetsu Chemical Engineering Co., Ltd.	Itabashi-ku, Tokyo
Nippon Steel Esment Kanto Co., Ltd.	Kimitsu, Chiba	Nittetsu Chemical Engineering Kyushu Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Shin-Nittetsu Chubu Esment	Tokai, Aichi	Nittetsu Environmental Plant Service Corporation	Tobata-ku, Kitakyushu, Fukuoka
Shin-Nihon Tekko	Yawatahigasi-ku, Kitakyushu, Fukuoka	Japan Technical Information Service	Chiyoda-ku, Tokyo
Nippon Thermal Engineering Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka	Nittetsu Credit Co., Ltd.	Chiyoda-ku, Tokyo
Nippon Bisphenol Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka	Nittetsu Koukan Tusyo	Chuo-ku, Tokyo

Nippon Phenol Co., Ltd.	Shinagawa-ku, Tokyo	Nippon Steel Composite Corporation	Chuo-ku, Tokyo
Hokkai Steel Works Co., Ltd.	Otaru, Hokkaido	Nippon Steel Civil Construction Co., Ltd.	Chuo-ku, Tokyo

Nippon Steel Technoresearch Corporation	Takatsu-ku, Kawasaki, Kanagawa	Yoyu	Chiyoda-ku, Tokyo
Nittetsu Drum Techno	Hanamigawa-ku, Chiba, Chiba	Yokohama Super Factory	Tsurumi-ku, Yokohama, Kanagawa
Nippon Steel Hardfacing Co., Ltd.	Chuo-ku, Tokyo	Life Building Service	Koto-ku, Tokyo
Nittetsu Business Promote Oita Ltd.	Oita, Oita	Renics	Hodogaya-ku, Yokohama, Kanagawa
Nittetsu Business Promote Osaka Ltd.	Sakai, Osaka	Rental All Sapporo	Shiraishi-ku, Sapporo, Hokkaido
Nittetsu Business Promote Kansai Ltd.	Himeji, Hyogo	Waga Kamotsu Jidousha Co., Ltd.	Kitakami, Iwate
Nittetsu Business Promote Kanto Ltd.	Kimitsu, Chiba	Shanghai Nikken Dezhong Refining Steel Material Co., Ltd.	Shanghai, China
Nittetsu Business Promote Kitakyushu Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka	Shenzhen Meiyang Plastic Limited	Shenzhen, China
Nittetsu Business Promote Chugoku Ltd.	Hikari, Yamaguchi	Dailan Nitto Plastic Molding Co., Ltd.	Dailan, China
Nittetsu Business Promote Tokai Ltd.	Tokai, Aichi	Meiyang Hong Kong Limited	Hong Kong, China
Nittetsu Business Promote Hokkaido Ltd.	Muroran, Hokkaido	ENICOM Inc.	Sunnyvale, Cal., U.S.A.
Nittetsu Hitachi Systems Engineering, Inc.	Chiyoda-ku, Tokyo	Hosei Shipping S.A.	Panama City, Panama
Nippon Steel Human Resources Development Co., Ltd.	Mihama-ku, Chiba, Chiba	Kazusa Shipping S.A.	Panama City, Panama
Nittetsu Fine Products Co., Ltd.	Kamaishi, Iwate	Kyomi Shipping S.A.	Panama City, Panama
Nittetsu Butsuryu Computer System, Co., Ltd.	Nakamura-ku, Nagoya, Aichi	Nippon Elec (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
Nittetsu Butsuryu Computer System Oita	Oita, Oita	Nippon Steel Australia Investment Limited	Sydney, N.S.W., Australia
Nittetsu Butsuryu Computer System Himeji	Himeji, Hyogo	Nippon Steel Brasil Investmento Limitada	Rio de Janeiro, Brazil
Nittetsu Plant Kensetsu	Tobata-ku, Kitakyushu, Fukuoka	Nippon Steel International Finance (Netherlands) B.V.	Haarlem, Netherlands
Nittetsu Plant Designing Corporation	Tobata-ku, Kitakyushu, Fukuoka	Nippon Steel-Kawada Bridge, Inc.	New York, New York, U.S.A.
Nittetsu Bridge	Wakamatsu-ku, Kitakyushu, Fukuoka	Nippon Steel Newcastle Pty. Ltd.	Hamilton, N.S.W., Australia
Nittetsu Corrosion Prevention Co., Ltd.	Chiyoda-ku, Tokyo	Nippon Steel Plant & Machinery, Inc.	Wilmington, Del., U.S.A.
Nittetsu Hokkaido Control System Co.	Muroran, Hokkaido	Nippon Steel Transportation (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nippon Steel Bolten Co., Ltd.	Yukuhashi, Fukuoka	Nittetsu Micrometal Corporation Philippines	Batangas, Philippines
Nippon Micrometal	Iruma, Saitama	NL U.S.A. Co., Ltd.	Wilmington, Del., U.S.A.

Corporation			
Nittetu Muroran Engineering Co., Ltd.	Muroran, Hokkaido	NL Zama Corporation	New York, New York, U.S.A.
Nippon Steel Engineering Yawata Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka	NSCC Asia Ltd.	Hong Kong, China
Nittetsu Ryutsu Center	Koto-ku, Tokyo	NSCC Compounds (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
Nitto Lite Co., Ltd.	Ashikaga, Tochigi	NS Finance, Inc.	Wilmington, Del., U.S.A.
Nippo Marine	Chiyoda-ku, Tokyo	Ns Finance III, Inc.	Wilmington, Del., U.S.A.
Nippon Esmaru	Ohsato-cho, Kurokawa-gun, Miyagi	NS Invest, Inc.	Wilmington, Del., U.S.A.
Nippon Elec Co., Ltd.	Meguro-ku, Tokyo	NS Invest II, Inc.	Wilmington, Del., U.S.A.
Nihon Steel Co., Ltd.	Kishiwada, Osaka	NS Kote, Inc.	Wilmington, Del., U.S.A.
Nippon Styrene Monomer Co., Ltd.	Shinagawa-ku, Tokyo	NS Pipe Technology, Inc.	Wilmington, Del., U.S.A.
Nippon Tubular Products Co., Ltd.	Nakatsu, Oita	NS Sales, Inc.	Wilmington, Del., U.S.A
Nippon Rock Wool Corporation	Shinagawa-ku, Tokyo	NS Tek, Inc.	Wilmington, Del., U.S.A
New Fuji	Muroran, Hokkaido	P. T. Nippon Steel Batam Offshore Service	Batam, Indonesia
Niremikkusu	Muroran, Hokkaido	P. T. Nippon Steel Construction Indonesia	Jakarta, Indonesia
North Technoresearch Corporation	Muroran, Hokkaido	P. T. Yukata Electric Mfg. Indonesia	Sumatora Utara, Indonesia
Hard Kikou Co., Ltd.	Kisarazu, Chiba	Siam Nippon Steel Logistics Co., Ltd.	Bangkok, Thailand
Higashi-Nippon Butsuryu	Kamaishi, Iwate	SNP Parts Manufacturing Co., Ltd.	Rayong, Thailand
Hirohata Kyodo Hatsuden	Himeji, Hyogo	Yutaka Electric Mfg. (Malaysia) Sdn. Bhd.	Negeri Sembilan, Malaysia
Hirohata Kohan Industrial Co., Ltd.	Himeji, Hyogo	Mt. Arthur Coal Partner	
Fugaku Bussan Co., Ltd.	Minato-ku, Tokyo		
Fujigawa Koki	Fujinomiya, Shizuoka		
Fuji Kenzai	Kamiisocho, Kamiiso-gun, Hokkaido		
Fuji Consultant	Muroran, Hokkaido		
Fuji Sohan	Muroran, Hokkaido		
Fuji Tekko Center	Mihama-ku, Chiba, Chiba		
Fuji Truck	Muroran, Hokkaido		
Blazers Sports Club Co., Ltd.	Sakai, Osaka		
Hoei Koki	Fujinomiya, Shizuoka		
Hokuhan Kinzoku	Ebetsu, Hokkaido		
Hokkai Koki Co., Ltd.	Ebetsu, Hokkaido		
Hokkai Steel Service	Ebetsu, Hokkaido		
Nippon Steel Information & Communication Systems in Hokkaido	Muroran, Hokkaido		
Home Store	Muroran, Hokkaido		
Hotel New Kanda	Chiyoda-ku, Tokyo		
Marine Kosan	Chiyoda-ku, Tokyo		
Miyano Kaiun	Chuo-ku, Tokyo		
Yawata Computer Center	Yawatahigasi-ku, Kitakyushu, Fukuoka		

U-Wa Tech Co., Ltd.	Chuo-ku, Tokyo		

Note:
Location of Mt. Arthur Coal Partner is not included as it is a partnership.

[Other affiliates accounted for by the equity method]

Company name	Company name
Urban Security	Tokai Steel Industries Co., Ltd.
Asutemu Co., Ltd.	Tokai Special Steel Co., Ltd.
Isuzu Corporation	Tokyo Econ Kentetsu Co., Ltd.
NS and I System Service Corporation	Tokyo Iron & Steel Wharf Co., Ltd.
NS Okamura Corporation	Toyo Styrene Co., Ltd.
Oita Co-operative Thermal Power Company Incorporated	Tobata Co-operative Thermal Power Company, Inc.
Osaka Ekon Kentetsu Co., Ltd.	Nanbu Plastics Co., Ltd.
Kazusa Shin Toshikaihatsu	Nishiki
Kansai Okamura Manufacturing Co., Ltd.	Nippon Crenol Co., Ltd.
Kanju Purehabu Kogyo	Nihon Kontekku
Kitakyushu Liquefied Natural Gas Company Inc.	Nippon Civic Engineering Consultant Co., Ltd.
Kitakyushu Higashida Development Co., Ltd.	Nihon Teppan Co., Ltd.
Kimitsu Cooperative Thermal Power Company Inc.	Japan Special Section Steel Co., Ltd.
Kyushu Aromatics Co., Ltd.	Nilax Inc.
Kyushu Reinetsu Transportation Co., Ltd.	Hirotetsu Unyu Co., Ltd.
Keiyo Tekko Futo Co., Ltd.	Hirohata Denjiko Center Co., Ltd.
Kowa Seiko Co., Ltd.	Hokkaido High Information Technology Center Co., Ltd.
Komatsu Shearing Co., Ltd.	Micron Co., Ltd.
Sakai Kyodo Power Company, Inc.	Makuhari Town Center Co., Ltd.
Sustech Corporation	Makuhari Techno-Garden Co., Ltd.
Sun Chemical Co., Ltd.	Matsubishi Metal Industry Co., Ltd.
Shikoku Kouhatsu	Maruko Daika Securities Co., Ltd.
Japan Development, Inc.	Mitsui Bussan Coil Center Co., Ltd
Tsuda Corporation	Unifus Aluminum Co., Ltd.
Shin-Nikka Thermal Ceramics	Kumho P&B Chemicals, Inc.
Shin Nippon Koki Co., Ltd.	Kukdo Chemical Co., Ltd.
Sky Aluminum Co., Ltd.	Cape Lambert Iron Associates
Steelcenter Co., Ltd.	Companhia Nipo-Brasileira de Pelotização
DNP Ellio Printing Co., Ltd.	I/N Kote
Taiyo Chemical	I/N Tek
Taiyo Service	Nippon Marine International S.A.
Taiyo Shearing Co., Ltd.	P.T. Fumira
Tetsugen Corporation	Pannawonica Iron Associates
Denki Shizai Co., Ltd.	UNIGAL Ltda.
Toa Steel Structures Co., Ltd.	

b. Changes in the affiliates during the current consolidated interim term are as follows:

1) New inclusion in the affiliates None

2) Exclusion from the affiliates

[Companies excluded from "Other consolidated subsidiaries"]

Company name	Location
Taiyo Build	Tsubatamachi, Kahoku-gun, Ishikawa
Tobutsu Rikuun Co., Ltd.	Kamaishi, Iwate
Tomei Pipe Co., Ltd.	Nakamura-ku, Nagoya, Aichi
Nikkan Seizo Co. Ltd.	Kawasaki-ku, Kawasaki, Kanagawa
Nippon Esumaru	Daigocho, Kurokawa-gun, Miyagi
Waga Kamotsu Jidousha Co., Ltd.	Kitakami, Iwate
NS Solutions USA (former ENICOM Inc.)	Sunnyvale, Cal., U.S.A.

3) New inclusions in other consolidated subsidiaries from other affiliates accounted for by the equity method

Company name	Location
Tokai Special Steel Co., Ltd.	Tokai, Aichi
Nihon Kontekku	Chuo-ku, Tokyo

Of the subsidiaries owned by the Corporation at the end of this consolidated interim term (September 30, 2001), the companies for which their stock is listed (or are going public) on any of the domestic stock exchanges are as follows:

Company name	Stock exchange where listed
Osaka Steel Co., Ltd.	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nittetsu Steel Pipe Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Logistics Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Drum Co., Ltd.	Second Section of the Tokyo Stock Exchange
Daido Steel Sheet Corporation	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nippon Steel Chemical Co., Ltd.	First Section of the Tokyo Stock Exchange

2. Management Policies

Nippon Steel formulated the Medium-Term Consolidated Business Plan (fiscal 2000 to fiscal 2002) in which the following priorities were set forth.

- Formation of Tough Group Structure
- Establishment of Solid Steel Making Business Foundation
- Structural Strengthening of Engineering, System Solutions and Other Major Business Sectors
- Priority Technical Development for Greater Corporate Competitiveness
- Positive Contribution to Environmental Protection and Recycling Promotion

In line with these basic policies, the plan targets sales of about ¥2,900 billion, ordinary profit not less than ¥180 billion and outstanding interest-bearing debt of not more than ¥1,800 billion for fiscal 2002, on a consolidated basis.

In addition to achieving these target figures, Nippon Steel will continue to be a trustworthy company through its fair business management.

Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account capital requirements for reinforcing management structure, operating results for the corresponding fiscal period and future perspectives.

3. Operating Results

(1) Overview of the Interim Term under Review

During the first half of fiscal year 2001 (six-month period starting from April 1 and ending on September 30, 2001), the Japanese economy was marked by sluggish consumer spending and a retrenchment in public sector expenditure, plus a substantial decline in private capital investment, all these causing business activities suddenly to take a turn for the worse.

In the Japanese steel industry, too, domestic steel demand from the construction and other industries declined steeply, and exports met a harsh sales environment due to the effects of the deceleration of the U.S. economy and other factors. National crude steel production totaled 52.20 million tons in the first half of fiscal 2001, 1.46 million tons below the level of the corresponding period of the year before. The far larger-than-expected dip in steel demand led to a high level of steel product inventories and eventually to a sharp downturn in sales prices in the domestic and foreign markets alike.

Performance by Business Segment for the first half of fiscal 2001

(Billions of yen)

	Net Sales		Operating profit or loss	
	First half of fiscal 2001	First half of fiscal 2000	First half of fiscal 2001	First half of fiscal 2000
Steelmaking and steel fabrication	898.6	953.3	15.8	54.5
Engineering and construction	99.5	81.4	(0.4)	(1.5)
Urban development	59.6	44.3	8.1	2.0
Chemicals and nonferrous materials	161.4	180.8	4.2	6.0
System solutions	68.1	65.1	4.8	2.4
Other businesses	26.2	26.8	(0.8)	(0.8)
Total	1,313.8	1,351.9	31.8	62.7
Elimination of intersegment transactions	(105.2)	(91.4)	0.8	0.2
Consolidated total	1,208.5	1,260.5	32.6	63.0

• Steelmaking and Steel Fabrication

In order to raise steel prices, Nippon Steel pursued fine-tuned production and shipments in light of the sharp decline in steel demand. As a result, Nippon Steel's crude steel production in the first half of fiscal 2001 was one million tons lower than the year-earlier corresponding period, reaching 13.27 million tons.

In this environment, Nippon Steel and its group companies combined their managerial efforts to enhance profitability through the adoption of new programs and advanced implementation of as many of the programs as possible. Nevertheless, due to the softening of steel market prices, declines in production and shipments and other factors, consolidated sales in the steelmaking and steel fabrication sector decreased to ¥898.6 billion and consolidated operating profit to ¥15.8 billion in the first half of fiscal 2001.

Among major topics in overseas business operations were the Strategic Alliance Agreements concluded with leading steelmakers abroad, including Pohang Iron & Steel Co., Ltd. (POSCO) of Korea and USINOR of France. Under the agreement with POSCO, Nippon Steel has already embarked on specific joint activities in such fields as technological development, procurement of raw materials, machinery and other materials, and IT. Meanwhile, study is already underway with USINOR concerning cooperative projects in the area of automotive steel sheets, including licensing arrangements regarding technologies already possessed associated with high-grade products and joint R&D endeavors, and cooperation in other areas.

• Engineering and Construction

In the engineering and construction sector, aggressive business developments are underway in such priority areas as environment and energy. As for the environment field, Nippon Steel is now enhancing its advance into the environmental solution business as a new business opportunity in response to growing needs for resources recycling and environment restoration. In the area of energy, stepped-up business operations are being promoted in LNG and natural gas-related projects and the like.

In this sector, consolidated sales totaled ¥99.5 billion in the first half of fiscal 2001 because of the operating structure in which the sales recognition timing is concentrated on the second half of fiscal year, and consolidated operating loss was ¥0.4 billion.

• Urban Development

Emphasis in the urban development sector was placed on redevelopment projects of unused company-owned properties such as Yawata-Higashida Comprehensive Development Project (Kitakyushu City) and Hanada Development Project (Sakai City), as well as supply of condominiums (with the new brand name "Livio") mainly in the Tokyo metropolitan area. As a result, consolidated sales in this sector amounted to ¥59.6 billion and consolidated operating profit to ¥8.1 billion during the first half of fiscal 2001.

To further enhance the business of this sector, Nippon Steel intends to integrate the operations of its Urban Development Division and Nippon Steel City Produce, Inc., a wholly-owned subsidiary of Nippon Steel, in April 2002.

• Chemicals and Nonferrous Materials

The chemicals business faced an even more severe business climate in the first half of fiscal 2001 than the previous term, attributable largely to lower product prices under the pressure of deflation, a slackening in

domestic demand and aggravating export environment, in addition to high raw materials prices. In this environment, efforts were made to secure steady revenues through such endeavors as thorough cost curtailment and improvement of productivity, while also implementing drastic business restructuring including withdrawals from unprofitable businesses.

In the new materials business, sales steadily rose in the area of metal catalyst carriers for automobile exhaust emission cleaning and the like, but the abrupt slowdown in IT-related industries led to a plunge in sales in such areas as semiconductor bonding wire, fine ceramics and power supply equipment for electronic devices.

In the titanium business, efforts have focused on responding precisely to the needs of new markets, in addition to those of such traditional markets as chemical plants, power plants, construction materials and consumer products. Thus, while firmly maintaining its position as one of the leading manufacturers of rolled titanium products, Nippon Steel is strengthening its business foundation in this business field.

As a result, consolidated sales in the chemicals and nonferrous materials sector as a whole came to ¥161.4 billion and consolidated operating profit to ¥4.2 billion in the first half of fiscal 2001.

• System Solutions

In this business sector, with the aim of offering more sophisticated client services, the operations of the Electronics & Information Systems (EI) Division of Nippon Steel and Nippon Steel Information & Communication Systems Inc. (ENICOM), a 100% subsidiary of Nippon Steel, were integrated on schedule into a new company, NS Solutions Corporation. The new company aims to be listed on the stock exchange in the near future. NS Solutions has achieved a fine market reputation especially for its three key strong points: business solutions capability able to offer services by area of business, system infrastructure solutions capability able to respond to all sorts of needs from database construction to networks, and outsourcing capability making full use of its high-level IT skills. Business results have thus continued to be firm.

During the first half of fiscal 2001, consolidated sales totaled ¥68.1 billion and consolidated operating profit ¥4.8 billion.

• Other Businesses: Electricity Supply, Services and Others

In the electricity supply business, Nippon Steel's Muroran Works started the wholesale supply of 100,000 kW to Hokkaido Electric Power Co., Inc. in October 2001, following similar moves by Yawata Works, Hirohata Works and Kamaishi Works, and is continuing its supply at a steady pace. Preparations are well underway for the start of wholesale supply by Oita Works. Nippon Steel is also taking every opportunity to do business in the retail supply of electricity and the supply of LNG.

This sector's consolidated sales amounted to ¥26.2 billion and consolidated operating loss to ¥0.8 billion in the first half of fiscal 2001.

As a result of the foregoing, Nippon Steel's consolidated results for the first half of fiscal 2001 showed sales totaling ¥1,208.5 billion (down ¥51.9 billion from the corresponding term the year before), operating profit amounting to ¥32.6 billion (down ¥30.3 billion) and ordinary profit of ¥8.6 billion (down ¥27.8 billion). The consolidated income before income taxes and minority interest for the first half of fiscal 2001 was ¥8.5 billion (the corresponding term of a year earlier: net loss of ¥13.2 billion).

After subtracting income taxes - current totaling ¥9.6 billion, adding ¥2.0 billion of income taxes - deferred, and reducing the minority interest in net income of consolidated subsidiaries of ¥0.5 billion, consolidated net income for the first half of fiscal 2001 was ¥0.5 billion (loss of ¥6.4 billion in the corresponding term of a year earlier).

Nippon Steel's non-consolidated results for the first half of fiscal 2001 was largely affected by such movements in the steelmaking and steel fabrication sector as the softening of steel market prices and the declines in steel production and shipments. Sales totaled ¥784.7 billion (down ¥57.1 billion from the corresponding term of a year earlier), operating profit amounted to ¥19.4 billion (down ¥29.2 billion) and ordinary profit came to ¥1.7 billion (down ¥27.6 billion). While registering a special loss of ¥0.2 billion, non-consolidated net income for the first half of fiscal 2001 was ¥1.4 billion (the corresponding term of a year earlier: loss of ¥10.2 billion).

Under these circumstances, Nippon Steel decided not to pay mid-term dividends for the first half of fiscal 2001.

• The Interim Statement of Cash Flows

The cash flows from operating activities in the first half of fiscal 2001 indicated the total income of ¥59.2 billion after adding the income before income taxes and minority interests of ¥8.5 billion, depreciation and amortization of ¥94.6 billion, ¥112.6 billion in cash arising out from a decrease in notes and accounts receivable, subtracting ¥47.0 billion in cash generated from an increase in inventories, and adding or subtracting the payment of corporate taxes and others.

The cash flows from investing activities, however, recorded a total expenditure of ¥78.0 billion after spending ¥93.7 billion for acquisition of tangible and intangible fixed assets, and incorporating all other increases and decreases.

The cash flows from financing activities also recorded an expenditure of ¥6.2 billion after raising ¥4.3 billion (net amount) for loans, bonds and notes, and spending ¥10.5 billion for cash dividends.

Consequently, the cash and cash equivalents at the end of the first half of fiscal 2001 amounted to ¥98.0 billion, a decrease of ¥25.8 billion from the beginning of the fiscal 2001.

(2) Outlook for the Fiscal Year 2001

As the Japanese government revised its anticipated annual rate of growth downward to minus growth in its forecast for Japan's economy for fiscal 2001, it is increasingly feared that the latter half of the year will see a further fall in business activity. Domestic steel demand from both the construction and manufacturing industries is expected to remain stagnant. In steel markets overseas, it is anticipated that a further slowdown in economic activity in most countries will entail considerable time for steel inventory adjustments on a global scale. Another apprehension today is that trade issues may become more serious.

Nippon Steel will continue its fine-tuned steel production and shipments in light of demand trends, with priority given to the increase of steel sales prices, and strive to secure sales on a stable basis. At the same time, the Nippon Steel Group companies, with concerted endeavors, intend to make strenuous efforts toward further strengthening of the profitability of their businesses.

The consolidated operating results estimated for fiscal 2001 are: sales ¥2,600 billion (previous fiscal year: ¥2,750.4 billion), operating profit ¥105 billion (¥162.6 billion), ordinary profit ¥43 billion (¥111.3 billion) and net income ¥13 billion (¥26.4 billion) on a consolidated basis; and on a non-consolidated basis, sales ¥1,680 billion (previous fiscal year: ¥1,848.7 billion), operating profit ¥60 billion (¥117.4 billion), ordinary profit ¥20 billion (¥78.7 billion) and net income ¥10 billion (¥18.3 billion). However, in light of growing concerns about the aftermath of the September attacks in the United States and other emerging concerns, it is difficult for Nippon Steel to forecast the operating results for fiscal 2001 under the current operating climate.

4. Consolidated Balance Sheets

(As of September 30, 2001)

(Millions of yen)

Account	As of September 30, 2001	As of March 31, 2001	As of September 30, 2000
Current assets	**1,285,935**	1,369,332	1,411,051
Cash and bank deposits	**95,313**	119,470	130,914
Notes and accounts receivable – trade	**346,204**	456,188	414,027
Marketable securities	**4,612**	4,842	7,195
Inventories	**662,768**	615,553	671,471
Deferred tax assets	**18,519**	30,320	28,870
Other	**159,461**	145,851	160,553
Allowance for doubtful accounts	**(944)**	(2,893)	(1,982)
Fixed assets	**2,791,375**	2,862,678	2,888,169
Tangible fixed assets	**1,801,979**	1,772,755	1,821,108
Buildings and structures	**520,960**	520,441	548,686
Machinery and equipment	**797,960**	799,139	851,508
Land	**342,035**	343,341	316,854
Other	**141,022**	109,832	104,059
Intangible fixed assets	**20,843**	27,147	35,926
Investments and others	**968,552**	1,062,776	1,031,134
Investments in securities	**707,642**	804,512	796,973
Long-term loans receivable	**166,567**	163,044	129,848
Deferred tax assets	**41,500**	36,759	38,187
Other	**65,699**	71,596	78,032
Allowance for doubtful accounts	**(12,857)**	(13,136)	(11,907)
Deferred charges	**—**	—	307
Initial expenses	**—**	—	307
Total assets	**4,077,311**	4,232,011	4,299,527

(Millions of yen)

Account	As of September 30, 2001	As of March 31, 2001	As of September 30, 2000
Current liabilities	**1,705,762**	1,711,631	1,707,036
Notes and accounts payable – trade	**308,436**	310,954	272,766
Short-term loans	**774,707**	779,281	848,148
Commercial paper	**95,000**	20,000	76,000
Bonds and notes due within one year	**85,000**	115,000	33,217
Accrued expenses	**216,695**	245,032	221,129
Reserve for estimated loss on shut down of steel production facilities	**3,667**	5,318	27,251
Other	**222,254**	236,045	228,522
Long-term liabilities	**1,393,688**	1,477,253	1,584,503
Bonds and notes	**385,000**	385,000	470,000
Convertible bonds	**112,620**	112,765	112,808
Long-term loans	**656,722**	683,169	714,421
Deferred tax liabilities	**26,601**	76,429	77,509
Accrued pension and severance costs	**112,198**	111,907	104,621
Reserve for repairs for blast furnaces	**65,869**	68,541	71,669
Other	**34,676**	39,440	33,473
Total liabilities	**3,099,450**	3,188,885	3,291,540
Minority interest in consolidated subsidiaries	**65,614**	63,430	59,149
Common stock	**419,524**	419,524	419,524
Additional paid-in capital	**105,518**	105,518	105,518
Reserve for revaluation of land	**6,506**	5,675	1,738
Retained earnings	**368,031**	378,282	345,353
Revaluation of available-for-sale securities	**33,760**	94,187	104,348
Foreign currency translation adjustments	**(21,095)**	(23,491	(27,643)
	912,246	979,696	948,840
Less: Treasury stock, at cost	**0**	1	1
Total shareholders' equity	**912,245**	979,695	948,838
Total liabilities and shareholders' equity	**4,077,311**	4,232,011	4,299,527

5. *Consolidated Statements of Income*

(Millions of yen)

Account	For the 6-month period ended September 30, 2001		For the year ended March 31, 2001
	2001	2000	
Net sales	**1,208,581**	1,260,511	2,750,418
Cost of sales	**(1,042,491)**	(1,053,193)	(2,305,538)
Selling, general and administrative expenses	**(133,443)**	(144,275)	(282,234)
Operating costs and expenses	**(1,175,934)**	(1,197,468)	(2,587,773)
Operating profit	**32,646**	63,042	162,644
Interest and dividend income	**6,556**	5,468	9,612
Equity in net income of unconsolidated subsidiaries and Affiliates	—	473	1,335
Miscellaneous	**4,442**	4,684	19,165
Non-operating profit	**10,999**	10,626	30,114
Interest expenses	**(17,929)**	(20,104)	(39,215)
Equity in net loss of unconsolidated subsidiaries and affiliates	**(747)**	—	—
Miscellaneous	**(16,338)**	(17,057)	(42,169)
Non-operating loss	**(35,015)**	(37,162)	(81,384)
Non-operating profit and loss	(24,016)	(26,535)	(51,270)
Ordinary profit	**8,630**	36,506	111,374
Gain on sales of tangible fixed assets	**8,707**	3,744	15,809
Gain on sales of investments in securities and *investments in subsidiaries and affiliates*	**256**	24,148	26,439
Gain on contribution of securities to employee retirement benefit trust	**1,898**	68,705	68,705
Other	—	837	1,023
Special profit	10,862	97,436	111,977
Loss on disposal of tangible fixed assets and other assets	(970)	(1,274)	(5,255)
Loss on valuation of investments in securities	**(1,767)**	(6,890)	(10,376)
Special retirement allowances for voluntary retirement	**(3,918)**	(3,409)	(6,981)
Amortization of transition obligation in respect of new accounting standard for retirement benefits	**(2,564)**	(101,934)	(107,409)
Reserve for doubtful accounts	**(498)**	(4,896)	(6,349)
Loss on shut down of steel production facilities	—	—	(26,228)
Reserve for estimated loss on shut down of steel production facilities	—	(27,251)	—
Loss on business restructuring	**(1,174)**	(1,117)	(2,774)
Loss on completion of land development	—	—	(3,255)
Loss on valuation of real estate for sale	—	—	(2,183)
Other	—	(386)	(3,132)
Special loss	(10,893)	(147,160)	(173,948)
Income (loss) before income taxes and minority interest	**8,598**	(13,217)	49,403
Income taxes – current	**(9,642)**	(25,157)	(55,371)
Income taxes – deferred	**2,075**	33,579	35,803
Minority interest in net income (loss) of consolidated subsidiaries	**(510)**	(1,639)	(3,340)
Net income (loss)	**520**	(6,436)	26,494
Retained earnings at the beginning of the term	378,282	362,671	362,671
Increase due to the change in the companies consolidated	—	—	3,556
Increase of retained earnings	—	—	3,556
Cash dividends	**(10,210)**	(10,210)	(10,210)
Directors' and corporate auditors' bonuses	**(87)**	(54)	(61)
Decrease due to the change in the companies consolidated	—	(617)	—
Decrease due to reversal of reserve for revaluation of land	(473)	—	(4,169)
Decrease of retained earnings	(10,771)	(10,882)	(14,441)
Retained earnings at the end of the term	368,031	345,353	378,282

6. Consolidated Statements of Cash Flows

(Millions of yen)

Account	For the 6-month period ended September 30, 2001		For the year ended March 31,
	2001	2000	2001
Cash flows from operating activities			
Income (loss) before income taxes and minority interest	8,598	(13,217)	49,403
Depreciation and amortization	94,657	102,466	206,987
Interest and dividend income (accruals basis)	(6,556)	(5,468)	(9,612)
Interest expenses (accruals basis)	17,929	20,104	39,215
Exchange losses(gains) on foreign currency transactions	1,334	(446)	(14,384)
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	1,042	981	2,309
Equity in net income(loss) of unconsolidated subsidiaries and affiliates	747	(473)	(1,335)
Gain on sales of investments in securities	(407)	(24,148)	(26,102)
Loss on valuation of investments in securities	1,412	5,489	7,073
Amortization of transition obligation in respect of new accounting standard for retirement benefits	2,564	101,934	107,409
Gain on contribution of securities to employee retirement benefit trust	(1,898)	(68,705)	(68,705)
Loss on disposal of tangible and intangible fixed assets	3,259	—	12,555
Gain on sales of tangible and intangible fixed assets	(8,407)	—	(15,572)
Changes in reserve for doubtful accounts	(1,313)	5,090	7,035
Reserve for estimated loss on shut down of steel production facilities	—	27,251	-
Loss on shut down of steel production facilities	—	—	12,970
Loss on completion of land development	—	—	3,255
Changes in notes and accounts receivable	112,607	38,556	(2,124)
Changes in inventories	(47,023)	(83,067)	(27,842)
Changes in notes and accounts payable	(6,455)	(13,447)	17,525
Other	(54,718)	(3,354)	45,948
	117,376	89,545	346,009
Interest and dividend income (cash basis)	8,485	6,862	12,143
Interest expenses (cash basis)	(17,347)	(21,115)	(39,740)
Income taxes (cash basis)	(49,232)	(9,198)	(16,280)
Cash flows from operating activities	59,281	66,093	302,132
Cash flows from investing activities			
Proceeds from sales of marketable securities	—	874	-
Acquisition of investments in securities	(678)	(15,388)	(39,791)
Proceeds from sales of investments in securities	3,720	31,721	32,759
Acquisition of tangible and intangible fixed assets	(93,795)	(89,315)	(172,014)
Proceeds from sales of tangible and intangible fixed assets	17,194	4,713	26,054
Other	(4,471)	(7,465)	(10,320)
Cash flows from investing activities	(78,030)	(74,858)	(163,313)
Cash flows from financing activities			
Net increase(decrease) in short-term loans	14,401	(12,147)	(97,985)
Proceeds from commercial paper	75,000	76,000	20,000
Proceeds from long-term loans	12,270	9,238	50,970
Payments of long-term loans	(67,220)	(30,555)	(92,581)
Redemption of bonds and notes	(30,144)	(60,040)	(63,207)
Cash dividends	(10,515)	(10,385)	(10,441)
Other	—	(424)	(441)
Cash flows from financing activities	(6,207)	(28,314)	(193,686)

Effect of exchange rate changes on cash and cash equivalents	(701)	653	5,241
Net decrease in cash and cash equivalents	(25,658)	(36,425)	(49,626)
Cash and cash equivalents at the beginning of the term	123,910	172,702	172,702
Increase(decrease) from the change in companies consolidated	(154)	14	834
Cash and cash equivalents at the end of the term	98,098	136,291	123,910

Notes to the Consolidated Interim Financial Statements

I. Basis of Presenting the Consolidated Interim Financial Statements

1. Scope of Consolidation and Application of the Equity Method

The consolidated interim financial statements include the accounts of Nippon Steel Corporation and its 251 subsidiaries. The equity method was applied to the equity of 86 of its affiliates.

2. Interim Closing Date of the Consolidated Subsidiaries

Certain consolidated subsidiaries including Nippon Steel U.S.A, Inc., have interim closing dates, either June 30 or August 31, different from the consolidation interim closing date, which is September 30. These companies are consolidated after making adjustments to reflect any material transactions that might take place between their interim closing date and September 30 of each year. Tokai Special Steel Co., Ltd., included in the consolidated subsidiaries from the September 2001 term, has its interim closing date on May 31 and thus the company is consolidated after making temporary settlement of account in conformity with the interim settlement of accounts as of the consolidation interim closing date.

3. Accounting Standard

(1) Valuation basis and method for significant assets

a. Marketable securities including investments in securities

Debt securities held to maturity: Amortized cost method

Other securities: Marketable securities are valued by market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

b. Inventories

Inventories are mainly valued at the cost method determined by periodic average method.

(2) Depreciation method for significant depreciable assets

a. Tangible fixed assets

The declining balance method is mainly adopted. The major assets to which the straight-line method is applied are all the tangible fixed assets of Nippon Steel Chemical Co., Ltd., which is a consolidated subsidiary.

However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities' attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.

Major durable years are as follows.

Buildings and structures	7~60 years
Machinery and transportation equipment	4~20 years

b. Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of the software's period of intracompany use (five years) is adopted.

(3) Accounting basis for significant reserves

a. Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

b. Reserve for estimated loss on shutdown of steel production facilities

The Corporation provides for the current portion of a reasonably estimated loss amount for this consolidated interim term, based on the planned shutdown of the small and intermediate-diameter seamless steel pipe production facility in Yawata Plant at the end of March 2001.

c. Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this consolidated interim term, based on the estimated forthcoming payments as of the end of this consolidated interim term under the Corporation's retirement and pension benefit plans. The amortization of the implementation of a new accounting standard (¥133,493 million) existed at the beginning of the previous fiscal year has been collectively written off at the interim term of the previous year by the Corporation and some of its consolidated subsidiaries by establishing employee retirement benefit trusts, and the remaining amount will generally be amortized by the straight-line method over five years. The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation, 7~15 years for its consolidated subsidiaries), starting with the following term of accrual.

d. Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces, hot blast stoves and ships considering the past repairs to provide for regular large-scale repairs.

(4) Accounting for significant leases
Finance lease contracts other than those through which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

(5) Hedge accounting method
a. Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies are appropriated because they meet the appropriation requirement, and interest rate swaps are specially treated because they meet the special treatment requirement.

b. Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds

c. Hedging policy
The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates or foreign exchange in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose. The consolidated subsidiaries similarly follow the aforementioned hedging policy as a general rule.

(6) Other Important Policies for Presenting the Consolidated Interim Financial Statements
a. Accounting for revenues
The Corporation applies the percentage-of-completion method in accounting for revenues from large-scale (construction price of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and applies the completed contracts method for other contracts.
Revenues from construction contracts accounted for by the percentage-of-completion method are ¥31,450 million.

b. Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services by the Corporation are generally not included in revenues and expenses.

4. Cash and cash equivalents in the consolidated interim statements of cash flows
Cash and cash equivalents in the consolidated interim statements of cash flows include cash on hand, bank deposits on demand, and short-term investments due within three months from the acquired date, which are easily convertible into cash with little risk of value fluctuation.

II. Notes to the Consolidated Interim Financial Statements

1. The Consolidated Interim Financial Statements

(1) Accumulated depreciation deducted from tangible fixed assets was ¥4,614,160 million as at September 30, 2001 (¥4,544,381 million as at March 31, 2001 and ¥4,635,879 million as at September 30, 2000).

(2) Discounted notes receivable were ¥5,756 million as at September 30, 2001 (¥6,470 million as at March 31, 2001 and ¥6,051 million as at September 30, 2000).

(3) Notes receivable transferred by endorsement were ¥1,917 million as at September 30, 2001 (¥2,336 million as at March 31, 2001 and ¥422 million as at September 30, 2000).

(4) The assets pledged as collateral were ¥195,748 million as at September 30, 2001 (¥199,134 million as at March 31, 2001 and ¥211,069 million as at September 30, 2000).

(5) The ending balance of guarantee of loans was ¥92,212 million as at September 30, 2001 (¥106,051 million as at March 31, 2001, ¥87,083 million as at September 30, 2000), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥89,080 million as at September 30, 2001 (¥101,871 million as at March 31, 2001, ¥82,790 million as at September 30, 2000).
The ending balance of the committed guarantee of loans was ¥45,059 million as at September 30, 2001 (¥50,227 million as at March 31, 2001, ¥52,927 million as at September 30, 2000), and the substantial amount taking into account the committed guarantee of loans undertaken by others was ¥26,601 million as at September 30, 2001 (¥29,129 million as at March 31, 2001, ¥31,163 million as at September 30, 2000).

2. Note to the Consolidated Interim Statements of Cash Flows

Relations between the interim term-end balance of cash and cash equivalents and the accounts listed in the consolidated interim balance sheets

(Millions of yen)

	Current consolidated interim term	Prior consolidated interim term	Prior consolidated fiscal year
Cash and deposits account	95,313	130,914	119,470
Time deposits of which depositing period exceeds three months	(1,465)	(1,851)	(1,612)
Securities due within three months	4,110	6,284	4,026
Bonds with repurchase agreement included in "Other" under current assets	139	944	2,025
Cash and cash equivalents	98,098	136,291	123,910

3. Financial Lease Contracts

Finance lease contracts other than those through which the ownership of the leased assets is to be transferred to lessees

(1) The assumed data as to acquisition cost, accumulated depreciation and net book value of leased assets are summarized as follows:

(Millions of yen)

	As of September 30, 2001			As of March 31, 2001			As of September 30, 2000		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Buildings and structures	544	234	310	1,943	1,621	322	1,892	1,475	416
Machinery and equipment, and transportation equipment	59,322	39,850	19,471	71,465	49,249	22,216	76,978	53,099	23,879
Other under Tangible fixed assets	35,550	21,620	13,929	37,702	23,919	13,783	37,524	22,708	14,816
Intangible fixed assets	3,606	1,988	1,617	3,335	1,736	1,599	4,337	2,272	2,065
Total	99,023	63,694	35,328	114,448	76,526	37,921	120,732	79,555	41,177

Note: Acquisition cost includes the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding interim balance of tangible fixed assets at the end of current

interim term.

(2) Outstanding future lease payments

(Millions of yen)

	As of September 30, 2001	As of March 31, 2001	As of September 30, 2000
Within one year	12,612	13,285	14,524
Over one year	22,716	24,636	26,653
Total	35,328	37,921	41,177

Note: The above amounts include the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding interim balance of tangible fixed assets at the end of current interim term.

(3) Lease charges (assumed depreciation)
¥8,921 million as at September 30, 2001 (¥18,546 million as at March 31, 2001 and ¥8,951 million as at September 30, 2000).

(4) Calculation method of assumed depreciation
Assumed depreciation is calculated using the straight-line method based on the assumption that the lease term is the useful life and there is no residual value.

4. Derivative Transactions

Transactions for April-September 2001 and 2000, and April 2000-March 2001

Nippon Steel Group companies contract derivative transactions such as foreign exchange forward contracts and interest rate swaps, and because of the adoption of the hedge account method, the description of contract amounts, quotations and performances of derivative transactions in the financial statements are omitted.

5. Segment Information

(1) Information by Industry Segment

For the 6-month period ended September 30, 2001

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	882,769	70,854	53,525	124,049	54,026	23,355	**1,208,581**	—	**1,208,581**
Intersegment	15,908	28,709	6,139	37,424	14,140	2,935	**105,257**	(105,257)	—
Net sales	898,677	99,564	59,665	161,474	68,166	26,290	**1,313,838**	(105,257)	**1,208,581**
Operating costs and expenses	882,872	100,055	51,531	157,187	63,271	27,119	**1,282,037**	(106,102)	**1,175,934**
Operating profit (loss)	15,805	(490)	8,133	4,286	4,894	(828)	**31,801**	845	**32,646**

For the 6-month period ended September 30, 2000

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	Electronics & information systems	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	938,118	63,211	39,502	146,311	49,735	23,631	**1,260,511**	—	**1,260,511**
Intersegment	15,215	18,282	4,813	34,546	15,392	3,183	**91,434**	(91,434)	—
Net sales	953,334	81,494	44,315	180,857	65,128	26,815	**1,351,945**	(91,434)	**1,260,511**
Operating costs and expenses	898,776	83,054	42,216	174,760	62,671	27,689	**1,289,168**	(91,699)	**1,197,468**
Operating profit (loss)	54,558	(1,560)	2,099	6,097	2,457	(874)	**62,777**	265	**63,042**

For the year ended March 31, 2001

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	Electronics & information systems	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,925,366	238,094	131,513	288,880	113,758	52,806	**2,750,418**	—	**2,750,418**
Intersegment	36,653	42,835	10,466	70,243	29,912	6,633	**196,745**	(196,745)	—
Net sales	1,962,019	280,929	141,979	359,123	143,670	59,440	**2,947,163**	(196,745)	**2,750,418**
Operating costs and expenses	1,846,483	273,642	125,658	347,549	133,900	58,667	**2,785,902**	(198,129)	**2,587,773**
Operating profit	115,536	7,287	16,320	11,574	9,770	772	**161,260**	1,384	**162,644**

Notes:

1) *Industry segmentation method*

The Corporation and its subsidiary operate in the seven segments comprising "steelmaking and steel fabrication," "engineering and construction," "urban development," "chemicals and nonferrous materials," "system solutions" "power supply" and "services and others." "Power supply" and "services and others" are together presented as "Other businesses" in the above list.

To adapt to the business operations being promoted, the segment name "Electronics & Information Systems" was changed to the "System Solutions" from the April-September 2001 interim term.

The industry segment and presentation method have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely in the diversifying business structure.

2) Major product lines categorized by industry segment

Industry segment		Main line of business		
Steel making and steel fabrication		Steel products	Rails and Shapes	Rails, sheet piles, H-beams and other shapes, bars, bar-in-coils, carbon steel wire rods, alloy wire rods
			Plates and Sheets	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets, electrolytic tinplate, tin-free steel, galvanized sheets, other coated sheets, pre-painted sheets, electrical steel sheets
			Pipes and tubes	Seamless, butt-welded, electric resistance-welded, electric-arc welded, cold drawn, coated pipes and tubes
			Specialty steel products	Stainless steel, carbon steels for machine structural applications, alloy steels for structural applications, wire rods for springs, bearing steel, heat-resistant steel, free-cutting steel, wire rods for piano wire, high-strength steel
			Secondary products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, column, welding materials, drums, bolts/nuts/washers, fabricated wire rod products, OCTG accessories, construction and civil engineering materials
		Foundry pig iron, steel ingots, etc.		Steelmaking pig iron, foundry pig iron, steel ingots, slag products, cement
		Steelmaking-related businesses		Design, maintenance and construction of mechanical, electrical and instrumentation apparatus, ocean transportation, harbor transportation, land transportation, stevedoring, warehousing, packaging, material testing and analysis, evaluation of working environments, surveys on technical information, management and operation of various facilities, security service, coal, raw materials settlement-related services
Engineering and construction		Iron- and steelmaking plants, factory automation and distribution automation systems, casting, rolls, various industrial machinery and equipment, industrial furnaces Environmental plants and water treatment facilities construction Construction of power plants, chemical plants, storage facilities, construction of various land and submarine pipelines Fabrication and construction of marine structures, civil engineering, fabrication and construction of bridges, piling general building construction, steel structure construction, various truss system, standardized buildings Iron- and steelmaking plant construction engineering, technical guidance on plant operation, licensing of iron- and steelmaking-technologies		
Urban development		Urban development, condominiums and other real estates, theme parks		
Chemicals and nonferrous materials		Coal tar, ammonium sulfate, cokes, other chemical products Titanium products, aluminum products Fine ceramic products, raw materials for ferrite, cold-rolled metal foils, catalyst substrate for purifying exhaust gas, carbon-fiber composite materials, bonding wires for semiconductors, silicon wafers, power supply equipment and transformers for electronic apparatus		
Electronics and information systems		System solutions, system development, computer and related equipment, data processing and communications services		
Other businesses	Power supply	Supply of electricity		
	Services and others	[Energy] Geothermal steam, hydrogen gas [Finance and insurance] Financing and management of capital, non-life insurance agency [Others] Planning of trainings, retail service, food		

(2) **Geographic Segment Information**

Current interim term (from April 1, 2001, to September 30, 2001), prior interim term (from April 1, 2000, to September 30, 2000) and previous fiscal year (from April 1, 2000, to March 31, 2001)

Domestic sales are more than 90% of consolidated sales at all segments, therefore, geographic segment information is omitted.

(3) **Overseas Sales**

Current interim term (from April 1, 2001, to September 30, 2001)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	153,402	68,985	222,388
II Consolidated net sales			1,208,581
III Percentage of overseas sales to consolidated net sales (%)	12.7	5.7	18.4

Notes:

1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
    (1) Asia: China, South Korea, Taiwan
    (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its domestic consolidated subsidiaries made in nations or regions other than Japan.

Prior interim term (from April 1, 2000, to September 30, 2000)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	180,183	85,347	265,531
II Consolidated net sales			1,260,511
III Percentage of overseas sales to consolidated net sales (%)	14.3	6.8	21.1

Notes:

1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
    (1) Asia: China, South Korea, Taiwan
    (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan).

Fiscal 2000 (from April 1, 2000, to March 31, 2001)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	322,615	167,192	489,808
II Consolidated net sales			2,750,418
III Percentage of overseas sales to consolidated net sales (%)	11.7	6.1	17.8

Notes:

1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
    (1) Asia: China, South Korea, Taiwan
    (2) North America, etc.: United States
3) Overseas sales are export sales of the Corporation and its domestic consolidated subsidiaries and sales (other than exports to Japan) of overseas consolidated subsidiaries.

7. Overview of the Non-Consolidated Interim Financial Statements for the March 2002 Term (April 1 to September 30, 2001)

November 21, 2001

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Contact: Hiroshi Matsui, General Manager, Public Relations Center Tel.: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: November 21, 2001
Interim Dividend System: Yes
Payment Start Date of Interim Dividend:

1. Non-Consolidated Performance for the Current Interim Term (April 1, 2001 to September 30, 2001)

(1) Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	(%)	¥ Million	(%)	¥ Million	(%)
September 2001 interim term	784,781	(6.8)	19,489	(60.0)	1,719	(94.1)
September 2000 interim term	841,955	4.3	48,734	98.1	29,384	—
March 2001 term	1,848,710		117,447		78,776	

	(Interim) net income		(Interim) net income per share
	¥ Million	(%)	¥
September 2001 interim term	1,481	—	0.22
September 2000 interim term	(10,260)	—	(1.51)
March 2001 term	18,355		2.70

Notes:
1) Average number of shares during the term:
September 2001 interim term: 6,806,980,977
September 2000 interim term: 6,806,980,977
March 2001 term: 6,806,980,977
2) Change in accounting method: Yes
3) Percentages for sales, operating profit, ordinary profit and interim net income show year-over-year changes.

(2) Dividend Status

	Interim dividend per share	Annual dividend per share
	¥	¥
September 2001 interim term	0	—
September 2000 interim term	0	—
March 2001 term	—	1.50

Note:
Breakdown of interim dividend for September 2001 interim term: Commemorative dividend, 0 yen; Special dividend, 0 yen.

(3) Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2001 interim term	2,741,728	802,408	29.3	117.88
September 2000 interim term	2,934,588	844,899	28.8	124.12
March 2001 term	2,884,547	866,757	30.0	127.33

Note:
Total number of shares outstanding at (interim) term-end:
September 2001 interim term: 6,806,980,977
September 2000 interim term: 6,806,980,977
March 2001 term: 6,806,980,977

2. Forecast Non-Consolidated Performance for the March 2001 Fiscal Term (April 1, 2001 to March 31, 2001)

	Sales	Ordinary profit	Net income	Annual dividend per share	
				Year-end	Total
	¥ Million	¥ Million	¥ Million	¥	¥
March 2002 term (full year)	1,680,000	20,000	10,000		

Reference: Forecast net income per share (full year): 1.47 yen
Note:
Annual dividend per share amount is not presented because it has not yet been determined.

8. Non-Consolidated Balance Sheets

(Millions of yen)

Account	As of September 30, 2001	As of March 31, 2001	As of September 30, 2000
Current assets	**757,941**	836,750	859,693
Cash and bank deposits	**20,012**	36,134	45,252
Notes receivable – trade	**4,093**	8,746	12,824
Accounts receivable - trade	**144,203**	224,511	186,498
Finished products, semi-finished products and work in process	**285,455**	259,611	313,819
Raw materials and supplies	**199,659**	195,793	193,374
Deferred tax assets	**5,800**	19,500	19,500
Other	**99,679**	94,284	88,991
Allowance for doubtful accounts	**(961)**	(1,831)	(568)
Fixed assets	**1,983,786**	2,047,796	2,074,895
Tangible fixed assets	**1,248,745**	1,213,977	1,245,622
Buildings and structures	**315,408**	318,041	325,914
Machinery and equipment	**596,937**	588,306	618,735
Land	**216,847**	216,993	213,370
Other	**119,552**	90,636	87,601
Intangible fixed assets	**11,900**	17,074	23,184
Investments and others	**723,140**	816,744	806,088
Investments in securities	**520,296**	618,360	593,940
Investments in shares and capital of subsidiaries	**169,858**	162,712	175,504
Other	**42,623**	45,424	46,625
Allowance for doubtful accounts	**(9,638)**	(9,753)	(9,982)
Total assets	**2,741,728**	2,884,547	2,934,588

(Millions of yen)

Account	As of September 30, 2001	As of March 31, 2001	As of September 30, 2000
Current liabilities	**876,365**	895,474	860,680
Notes payable – trade	**4,440**	5,231	6,580
Accounts payable – trade	**140,495**	153,317	149,354
Short-term loans and long-term loans due within one year	**173,907**	174,526	181,975
Commercial paper	**95,000**	20,000	76,000
Bonds and notes due within one year	**85,000**	115,000	30,000
Reserve for estimated loss on shut down of steel production facilities	**3,667**	5,318	27,251
Other	**373,854**	422,081	389,518
Long-term liabilities	**1,062,954**	1,122,315	1,229,008
Bonds and notes	**385,000**	385,000	470,000
Convertible bonds	**98,729**	98,729	98,729
Long-term loans	**406,859**	412,097	426,222
Deferred tax liabilities	**33,300**	86,700	94,000
Accrued pension and severance costs	**74,548**	76,422	73,740
Reserve for repairs for blast furnaces	**63,845**	62,738	66,118
Other	**672**	628	197
Total liabilities	**1,939,320**	2,017,789	2,089,688
Common stock	**419,524**	419,524	419,524
Common Stock	**419,524**	419,524	419,524
Statutory reserve	**204,820**	203,798	203,798
Additional paid-in capital	**105,518**	105,518	105,518
Legal reserve	**99,302**	98,280	98,280
Retained earnings	**149,051**	158,802	130,185
Voluntary reserve	**127,016**	132,397	132,397
Unappropriated income (loss) for the term	**22,035**	26,405	(2,211)
[Net income (loss)]	**[1,481]**	[18,355]	[(10,260)]
Revaluation of available-for-sale securities	**29,010**	84,630	91,389
Total shareholders' equity	**802,408**	866,757	844,899
Total liabilities and shareholders' equity	**2,741,728**	2,884,547	2,934,588

9. Non-Consolidated Statements of Income

(Millions of yen)

Account	For the 6-month period ended September 30, 2001	For the 6-month period ended September 30, 2000	For the year ended March 31, 2001
Net sales	**784,781**	841,955	1,848,710
Cost of sales	**(680,666)**	(698,470)	(1,541,924)
Selling, general and administrative expenses	**(84,625)**	(94,750)	(189,338)
Operating costs and expenses	**(765,292)**	(793,220)	(1,731,262)
Operating profit	**19,489**	48,734	117,447
Interest and dividend income	**8,180**	6,209	12,959
Miscellaneous	**2,465**	3,433	13,105
Non-operating profit	**10,645**	9,643	26,065
Interest expenses	**(12,624)**	(13,855)	(27,270)
Miscellaneous	**(15,791)**	(15,138)	(37,465)
Non-operating loss	**(28,415)**	(28,994)	(64,735)
Non-operating profit and loss	**(17,769)**	(19,350)	(38,670)
Ordinary profit	**1,719**	29,384	78,776
Gain on sales of tangible fixed assets	**1,710**	1,381	5,737
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**202**	19,415	21,392
Gain on contribution of securities to employee retirement benefit trust	**1,838**	67,115	67,115
Special profit	**3,751**	87,911	94,245
Loss on valuation of investments in securities	**(910)**	(6,053)	(7,535)
Special retirement allowances for voluntary retirement	**(3,078)**	(2,382)	(5,317)
Reserve for doubtful accounts	—	(4,302)	(5,162)
Amortization of transition obligation in respect of new accounting standard for retirement benefits	—	(93,866)	(93,866)
Loss on shut down of steel production facilities	—	—	(26,228)
Reserve for estimated loss on shut down of steel production facilities	—	(27,251)	-
Loss on completion of land development	—	—	(3,255)
Special loss	**(3,988)**	(133,856)	(141,366)
Income (loss) before income taxes	**1,481**	(16,560)	31,655
Income taxes - current	**(100)**	(18,700)	(40,800)
Income taxes – deferred	**100**	25,000	27,500
Net income (loss)	**1,481**	(10,260)	18,355
Profit brought forward from previous term	**20,553**	8,049	8,049
Unappropriated income (loss) for the term	**22,035**	(2,211)	26,405

Notes to Non-Consolidated Financial Statements

I. Important Accounting Policies

1. *Valuation Basis and Method for Important Assets*

(1) Marketable securities including investments in securities

- Stocks of subsidiaries and affiliates are valued at cost determined by the moving average method.
- Other securities:

Marketable securities are valued by the market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

(2) Inventories

- Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method.
- Work in process is valued at the lower of cost or market with cost being determined by the specific identification method.
- Molds and steel rolls under Supplies are valued at the lower of cost or market with cost being determined by the periodic average method. Other supplies are valued at the lower of cost or market with cost being determined by the FIFO method.

Inventories as at the end of the interim period are determined by adding or deducting the stock in or out during the interim period following the physical inventory, taking results as at the end of the previous fiscal year.

2. Depreciation Method for Fixed Assets

(1) Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method.

However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.

Major durable years are as follows.

Buildings and structures: 7~60 years

Machinery and transportation equipment: 7~15 years

(2) Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of its period of intracompany use (five years) is adopted.

3. Accounting Basis for Reserves

(1) Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

(2) Reserve for estimated loss on shutdown of steel production facilities

The Corporation provides for the current portion of a reasonably estimated loss amount for this interim term from the shutdown of the small and intermediate-diameter seamless steel pipe production facility in Yawata Plant at the end of March 2001.

(3) Accrued pension and severance costs

To provide for the future payment of retirement benefits to employees, the Corporation provides for accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this interim term, based on the estimated forthcoming payments as of the end of this interim term under the Corporation's retirement and pension benefit plans. The amortization of the implementation of a new accounting standard (¥93,866 million) existed at the beginning of the previous fiscal year has been collectively written off by the Corporation at the interim term of the previous year by establishing employee retirement benefit trusts. The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or

less than the average period of service left at the time of accrual of each fiscal year (14 years), starting with the following term of the accrual.

(4) Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces and hot blast stoves considering the cost and frequency of past repairs to provide for regular large-scale repairs.

4. Accounting for Leases
Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

5. Hedge Accounting Method
(1) Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies are appropriated because they meet the appropriation requirement, and interest rate swaps are specially treated because they meet the special treatment requirement.

(2) Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds

(3) Hedging policy
The Corporation hedges risk exposure of its derivative financial instruments from fluctuations in interest rate or foreign exchange in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose.

6. Other Important Policies for Presenting the Non-Consolidated Financial Statements
(1) Accounting for revenue
The Corporation applies the percentage-of-completion method in accounting for revenue from large-scale (construction price of ¥3 billion or more) and long-term (construction period more than 12 months) construction contracts and applies the completed contracts method for other contracts. "Revenue from construction contracts" accounted for by the percentage-of-completion method aggregated ¥31,450 million.

(2) Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services are generally not included in revenues and expenses.

The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods and services and expenses are included in "Other" under current liabilities in the balance sheets after consumption tax received are offset against those paid.

II. Notes to Condensed Balance Sheets and Statement of Income

1. The Corporation's treasury shares of ¥0 million (6,000 shares) as at September 30, 2001, are included in "Other" under current assets (¥1 million for 6,000 shares as at March 31, 2001; ¥1 million for 8,000 shares as at September 30, 2000).

2. Accumulated depreciation deducted from tangible fixed assets was ¥3,853,321 million as at September 30, 2001 (¥3,808,286 million as at March 31, 2001; ¥3,905,013 million as at September 30, 2000).

3. The ending balance of guarantee of loans was ¥103,849 million as at September 30, 2001 (¥117,087 million as at March 31, 2001; ¥108,219 million as at September 30, 2000), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥98,050 million (¥110,645 million as at March 31, 2001; ¥101,393 million as at September 30, 2000).

The ending balance of the reserved guarantee of loans was ¥111,428 million (¥115,869 million as at March 31, 2001; ¥148,965 million as at September 30, 2000), and the substantial amount taking into account the reserved

guarantee of loans undertaken by others was ¥92,970 million (¥94,771 million as at March 31, 2001; ¥126,619 million as at September 30, 2000).

III. Notes to Lease Transactions

Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees

(1) Assumed data as to acquisition cost, accumulated depreciation and net book value of leased assets are summarized as follows:

(Millions of yen)

	As of September 30, 2001			As of March 31, 2001			As of September 30, 2000		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Buildings and structures	—	—	—	1,378	1,378	—	1,378	1,301	76
Machinery and equipment	46,969	33,285	13,683	58,034	41,390	16,643	68,054	47,957	20,096
Other under Tangible fixed assets	16,612	10,163	6,448	4,417	3,211	1,205	5,373	3,882	1,490
Intangible fixed assets	586	356	229	460	237	222	483	219	264
Total	64,167	43,805	20,362	64,290	46,218	18,072	75,289	53,360	21,928

Note: Acquisition cost includes the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding (interim) balance of tangible fixed assets at the end of the (interim) term.

(2) Outstanding future lease payments

(Millions of yen)

	As of September 30, 2001	As of March 31, 2001	As of September 30, 2000
Within one year	7,450	6,166	7,672
Over one year	12,911	11,906	14,255
Total	20,362	18,072	21,928

Note: The above amounts include the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding interim balance of tangible fixed assets at the end of the interim term.

(3) Lease charges (assumed depreciation)

¥5,174 million (¥9,017 million for the previous fiscal year; ¥4,672 million for the previous interim term).

(4) Calculation method of assumed depreciation

Assumed depreciation is calculated using the straight-line method based on the assumption that the lease term is the useful life and there is no residual value.

Reference (Non-Consolidated)

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen; Ratio: %)

Segment	Item	First half of fiscal 2001	First half of fiscal 2000	Previous year (fiscal 2000)
Steel products	Quantity (Unit price) Amount	12,642 ¥51,822 655,152	13,412 ¥53,929 723,317	26,789 ¥54,158 1,450,856
Pig iron and steel ingots	Amount	8,456	9,465	19,973
Engineering and construction	Amount	72,475	62,217	239,256
Urban development; chemicals and nonferrous materials; system solutions; and power supply	Amount	48,696	46,955	138,623
Total (exports, inclusive)	Amount	784,781 (185,610)	841,955 (217,829)	1,848,710 (422,827)

Notes:

1) By-products are included in steel products.

2) Iron and steel slag products are included in "Pig iron and steel ingots".

Comparison of Production Performance

(Thousand tons)

Division	First half of fiscal 2001	First half of fiscal 2000	Previous year (fiscal 2000)
Pig iron	13,448	13,742	26,657
Crude steel	13,279	14,289	27,837
Steel products	12,533	13,216	26,226

Note:

For steel products, subcontracted production is excluded.

Comparison of Ordinary Profit and Loss

(Millions of yen)

Item	First half of fiscal 2001		Second half of fiscal 2000		Variance
	Amount	%	Amount	%	
Net sales	784,781	100.0	1,006,754	100.0	(221,973)
Cost of sales	(680,666)		(843,453)		162,786
Selling, general and administrative expenses	(84,625)		(94,588)		9,962
Operating expenses	(765,292)		(938,042)		172,749
Operating profit	19,489	2.5	68,712	6.8	(49,223)
Interest and dividend income	8,180		6,749		1,431
Interest expense and discount charges	(12,624)		(13,414)		790
Other non-operating profits and loss	(13,325)		(12,654)		(671)
Non-operating profit and loss	(17,769)		(19,320)		1,550
Ordinary profit	1,719	0.2	49,392	4.9	(47,673)

Comparison of Production Performance

(Thousand tons)

Division	First half of fiscal 2001	Second half of fiscal 2000	Variance
Pig iron	13,448	12,915	533
Crude steel	13,279	13,548	(269)
Steel products	12,533	13,010	(477)

Note:
For steel products, subcontracted production is excluded.

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen)

Segment	Item	First half of fiscal 2001	Second half of fiscal 2000	Variance
Steel products	Quantity	12,642	13,377	(734)
	(Unit price)	¥51,822	¥54,388	(¥2,566)
	Amount	655,152	727,538	(72,386)
Pig iron and steel ingots	Amount	8,456	10,508	(2,051)
Engineering and construction	Amount	72,475	177,039	(104,563)
Urban development; chemicals and nonferrous materials; system solutions; and power supply	Amount	48,696	91,668	(42,971)
Total	Amount	784,781	1,006,754	(221,973)
(including exports)		185,610	204,997	(19,387)

Note:
1)By-products are included in steel products.
2)Steel slag products are included in "Pig iron and steel ingots".

News Release

On the First Anniversary of the NSC / POSCO Strategic Alliance — September 3.2001

Notable progress in discussions on possible cooperation of technology development, raw material purchasing, IT, etc. –

NSC and POSCO signed a strategic alliance agreement one year ago, and a recent assessment of the status of discussions between the two companies since then on possible cooperation of technology development, materials purchasing, IT, etc., suggests that it could have effect comparable to that of consolidation.

Mr.Akira Chihaya, NSC Representative Director and President and Mr.Sang-Boo Yoo, POSCO Chairman and CEO , who met on the 3rd, assessed the progress of the first year of undertaking as satisfactory. They also agreed to pursue a further cooperation towards creating more synergy between the two companies.

Enhancing competitiveness through integration and expansion is the latest development in the steel industry, as evidenced by the merger or consolidation announcement of Usinor and Arbed in Europe, or NKK and Kawasaki Steel in Japan. Companies in upstream and downstream industries are also expanding their sizes to exercise greater power in the market: GM and five other major companies currently hold 80% of the world*s automobile market; CVRD and two other leading firms enjoy a 70% share of the world*s iron ore market.

POSCO and NSC entered into the strategic alliance agreement, which provides for cross share holding arrangement, in August last year as an active response to changing management environment, and confirmed their respective commitments to enhancement of competitiveness through competition and cooperation, and to the development of the steel industry.

NSC has acquired 3% of POSCO*s shares as agreed in that alliance agreement. Meanwhile, POSCO has secured 1.06% of NSC*s shares and plans to buy additional equities up to the same amount which NSC paid for POSCO*s share.

The two companies established a Steering Committee co-chaired by executive- vice-president-level management in September of last year, under

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which sub-committees were formed for discussing and planning specific partnerships, and providing assistance. Ad hoc committees in R&D/technology, raw materials purchasing and machinery/materials purchasing were also established. In addition, six Sectoral Study Groups to deal with personnel/labor relations, information system/IT, e-commerce, engineering etc. were formed.

Thus, in the technology sector, POSCO and NSC are ready to pursue a joint development of "strip casting technology" (a technology to manufacture strip directory from molten steel without continuous casting and hot rolling process) on which both companies are world leaders. Researchers from both firms are also aiming for nine R&D projects, including measurement and control technology needed in high-quality steel product manufacturing, raw materials evaluation technology for cost reduction, energy/waste/by-product treatment technology for pollution prevention, and new material development.

Concurrently, engineers from POSCO and NSC steelworks would jointly carry out fourteen technical studies for cost reduction, productivity enhancement, quality improvement and pollution prevention throughout the entire manufacturing process from raw material input and the smelting process to final production.

In the raw materials sector, the two companies became members of Bolero (Bill Of Lading Electronic Registry Organization), the international trade transmission system that certifies, exchanges and standardizes trade-related electronic documents in July this year. Joining Bolero has allowed fast, accurate exchange of information and related cost reduction through a perfect e-business relationship with the world*s biggest mineral companies, *Australia*s Rio Tinto and BHP.*

In overseas investments, POSCO and NSC intend to increase their capital shares in SUS (Siam United Steel (1995) Co., Ltd.), the largest cold-rolled steel manufacturer in Thailand, through increase in capital. With improvement of SUS* financial structure and active participation in management, it is expected that operational figures are likely to be in the black next year or later.

Since NSC and POSCO recognized that the progress in discussions on cooperation during the past year would result in cooperation to improve respective profitability, the two companies have reaffirmed their commitment to specific and broader discussions on cooperation.

POSCO and NSC have started studying to establish an industry-led, steel products e-commerce portal site based on both companies* brand power.

POSCO and NSC are also scrutinizing overseas joint development projects in Australia, Brazil and China, among others, to secure cost-effective yet high-quality raw materials.

There will also be close review of cooperation in the IT area, including POSCO*s new PI System.

POSCO and NSC will continue to manage their companies independently while maximizing synergy through possible close, sector-focused cooperation as described above. Both POSCO and NSC have high expectations that a strategic alliance will be an excellent way, which could be compared to business integration and consolidation, to bring about early, positive results of cooperation between companies with distinct traditions and cultures.

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611

News Release

Cooperation between Nippon Steel and Timet in the market development of titanium alloy application for automobile springs

October 17.2001

Nippon Steel Corporation (President Mr. Akira Chihaya)and Titanium Metals Corporation (Timet, headquartered in Denver CO, Chairmanand CEO Mr. J. Landis Martin) have reached an agreement to mutually cooperate in the market development and sale of titanium alloy used for automobile suspension springs in Japan and have begun to work out concrete means to achieve such purpose. They have also started joint sales activities towards Japanese car and spring manufacturers. Timet, through its rich past experience and knowledge in the manufacturing of titanium alloys for aerospace applications, has succeeded in the development of TIMETAL LCB*(Low Cost Beta) alloy which can be supplied at an acceptable price level to car makers. It has already been adopted by Volkswagen for its passenger cars. Nippon Steel and Timet have come to a basic agreement to cooperate in supplying TIMETAL LCB* alloy to Japanese car makers through Nippon Steel*s sales channel and an agreement is being drafted for this purpose.

One steel spring typically weighs more than two titanium springs designed for the same application.

The use of titanium, thanks to its light weight and strength properties, has been expanding in aerospace industries, chemical plant and equipment industries, power generation plants and also in the automotive industry to a minor extent for racing cars . More particularly in Japan, its use for exhaust parts of motor cycles has been expanding rapidly and the annual titanium consumption of 20 tons in 1997 is expected to exceed 600 tons in 2002.

Features of TIMETAL LCB* alloy springs include:

1) The alloy has high strength comparable to that of existing alloy steels.

・No major design modification is necessary.

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・Existing steel spring manufacturing facilities can be used without any modification.

2) The low modulus of elasticity allows reduction of spring height (wire length) to 50% to 80% of that of steel springs.

・Together with the low specific gravity (60% of steel), as much as 70% weight reduction is possible.

3) The alloy has excellent corrosion resistance.

・Protective coating which is indispensable for steel springs is not required.

The reduced spring height, in particular, improves aerodynamics for motor cycles. For passenger cars and trucks, the freedom in cabin and cargo space design increases. Miniaturization of other auxiliary parts promotes further weight reduction, contributing greatly to better fuel economy.

Nippon Steel and Timet have recognized that there is great potential demand for automotive usage and therefore have decided to bring together the expertise of each company for development of the market in Japan.

In the future, Timet will supply to Nippon Steel TIMETAL LCB* wires/rods or their intermediate product for processing and sales to car, spring and parts manufacturers. This will mean for Timet, the creation of an additional alloy market other than aerospace and, to Nippon Steel, a new addition to its product line of alloy steel for suspension springs in which it already has a large market share.

Since this new agreement applies to the use of titanium for general passenger cars ,it has a great potentiality and both companies hope that the mutual cooperation which has existed in the past between them in the areas of titanium alloy sales to the aerospace industry and architectural use will be further strengthened.

-End-

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611

News Release

Alliance between Nippon Steel and Kobe Steel

December 4.2001

Nippon Steel Corporation
Kobe Steel, Ltd.

TOKYO – Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo; President: Akira Chihaya) and Kobe Steel, Ltd. (place of business: Chuo-ku, Kobe City; President: Koshi Mizukoshi) have announced today that they will pursue collaboration to improve their competitiveness. The two companies will set up a cooperation promotion committee (provisionally named) consisting of members from both companies to explore specific areas for alliance.

Anticipating future changes in steel demand and growing international competition, this collaboration aims to provide both Nippon Steel and Kobe Steel with benefits through implementation of the alliance.

Areas for alliance that the two companies have agreed to study follow below. Other areas could be added if future discussions determine they would be advantageous to both companies.

Areas of the Alliance

1.Mutual support in steelmaking
1.1Nippon Steel and Kobe Steel plan to cooperate in the efficient operation of their steelmaking processes, including times of blast furnace refurbishment and equipment repair.

1.2 Both companies intend to cooperate in supplying semifinished steel products, required from the shutdown of Nakayama Steel Works, Ltd.'s blast furnaces (place of business: Taisho-ku, Osaka City; President: Masahisa Kozaki).

2. Collaboration in cost reduction
2.1 Distribution of steel products
The two companies will pursue collaboration in the effective utilization of product distribution infrastructure, including transit bases, ships and trucks.

2.2 Raw materials procurement
The two companies intend to cooperate in raw materials procurement and mutual uses of storage of inventories.

2.3 Cooperation between nearby places of operation
The two companies plan to cooperate in procuring supplies and in maintaining equipment between their nearby places of operation.

2.4 Cooperation between group companies
Subsidiaries and affiliates of Nippon Steel and Kobe Steel will pursue cooperation to improve their operations in such areas as the effective utilization of equipment and cooperation based on geographical location.

Through the study and execution of cooperation in these areas, Nippon Steel and Kobe Steel remain competitors as independent companies, and at the same time build cooperative relationships that strengthen their competitive edge.

For more information, please contact:

Nippon Steel Corporation
Public Relations Center
Corporate Secretariat Div.
Tel +81 (0)3 3275-5023

Kobe Steel, Ltd.
Gary Tsuchida
Publicity Group
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81 (0)3 5739-6010
Fax +81 (03) 5739-5971
Email www-admin@kobelco.co.jp
Web site www.kobelco.co.jp/indexe.htm

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News Release

Commencement of Studies on Collaboration Measures between

December 12.2001

Nippon Steel Corporation ("Nippon Steel") and Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") have agreed to commence studies on collaboration measures, mainly on the following items:

[Contents of studies (examples)]

1.*Study concerning steelmaking structure*
Both companies will study collaboration measures as the need arises in connection with Sumitomo Metal's studies on a more efficient steelmaking structure.

2.Study on mutual cooperation in further cost-cutting endeavors in the following areas:
①Manufacturing and distribution of steel products
②Raw materials procurement
③cooperation between nearby places of operation

3.Study on cooperation between group companies
Both companies will study measures for structural improvement through increased cooperation among subsidiaries and affiliates of both companies.
(Preceding case)
Integration of the welding products businesses of Nippon Steel Welding Products & Engineering Co., Ltd. and Sumikin Welding Industries, Ltd.

4. Study on strengthened cooperation in individual business segments of both companies
・Stainless steel flat products
Nippon Steel is currently supplying semi-finished stainless steel to Sumitomo Metals. Both companies will study cooperation measures for further strengthening competitiveness in the future.
・H-beam
In addition to the measures now being implemented, including those for increasing efficiency in the distribution of steel products, both companies will study collaboration measures in quest of greater efficiency in operation.

For more information, please contact
Nippon Steel Corporation Public Relations Center
Corporate Secretariat Div.

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Tel +81 (0)3 3275-5022
Sumitomo Metal Industries
Public Relations Group
Tel +81 (0)3 4416-6115